PLEXUS®

The Product Realization Company

Building the Plexus Brand

"Plexus is no longer the best-kept secret in the industry."

2003 Annual Report

Valued Stakeholders,



John L. Nussbaum and Dean A. Foate

Fiscal 2003 was a pivotal year for Plexus. As we began the year, we faced significant losses as a result of a continuing decline in revenues which necessitated immediate actions to further reduce costs. In the second half of the year, we grew revenue as a result of a new sales and marketing approach as well as improving end-market demand. The combination of a reduced cost base and higher sales levels positioned Plexus to return to profitability, our top priority for the year.

Taking a closer look at the first half of the year, revenues continued declining from 2002 primarily due to the prolonged slowdown in end-market demand and changes in our customer base. Consequently, we made difficult decisions to close two manufacturing facilities and effect other restructuring activities, including further reductions in our workforce across all areas of the company. These actions, which were taken to lower our cost structure and align our operations with expected global demand trends, eliminated approximately $30 million of annual expense. Despite the difficult environment, we continued to invest in key strategic initiatives to fuel growth.

With ever-increasing competitiveness in the EMS market, it was imperative that we develop sales and marketing into a core competency. There was no elegant way to start, so we dismantled our old sales and marketing strategy and started over. We began by adding new leadership and talent throughout the organization. This team, in concert with our operations teams, re-engineered all of the processes and tools used throughout the business development cycle. Additionally, we laid the foundation for a market-sector focused approach to analyzing and targeting opportunities and setting objectives for their development. We drove accountability into the organization for our "deeper" and "wider" customer development strategy. These are terms we use to abbreviate our goal to deliver our complete solution of value-added Product Realization services to each and every customer, while working to maximize our market position across our customers' various business units.

During the year we put a lot of emphasis on building our customer-centric Product Realization brand for our niche:

- the most flexible manufacturing partner for customer programs requiring agile, unique, complex fulfillment solutions
- the leader in comprehensive product development, test and value engineering
- our passion is for customer service and flawless execution
- the lowest total cost global solution provider

Plexus is no longer the best-kept secret in the industry.

To further support the Plexus brand, and our ability to provide innovative value-chain solutions, we continued to invest in information technology and to develop common operational processes. Our goal is to build an efficient organization that has a consistent look and feel to customers across our worldwide locations. With three consecutive Overall Service Excellence Awards, we believe the Plexus model is recognized as "best in class."

Plexus also continued the globalization of its engineering capabilities. In addition to our significant capability in North America, we established an engineering presence in Asia and continued to invest in our design capabilities in the United Kingdom to better serve our multinational customer base.

As a direct result of our initiatives, we saw improved revenues and earnings in the second half of the year. We extended our relationships with many of our top customers and added a number of significant new customers to our portfolio.

We are optimistic as the momentum continues into fiscal 2004. We expect to grow revenue 15 to 20% over the prior year as a result of our new sales and marketing approach, strengthening brand and an improved economic outlook. As revenues increase, we are committed to driving toward above-average returns for our shareholders. To align the organization with this goal, we recently changed our compensation system to incentivize individual efforts to improve the financial performance of the company.

We would like to thank our talented and dedicated "Plexus People" around the world. They "make it happen" for customers each and every day. Additionally, we want to thank our customers, supply chain partners and shareholders for their continued support.

Over the past year, Plexus has made significant progress towards building our brand and creating a sound platform for sustainable growth. We look forward to sharing future successes with you.

Sincerely,

Dean A. Foate
President and
Chief Executive Officer

John L. Nussbaum
Chairman of the Board

Quarterly Sales Revenue (in millions)



$217
$205
$191
$196
$216
$235
Q4 FY02
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04*

*midpoint of guidance range



35%
6%
12%
32%
15%

Diverse End-Markets

Networking 35%
Medical 32%

Computing 12%
Other 6%

PLEXUS®

The Product Realization Company

Plexus Corp.
55 Jewelers Park Dr.
Neenah, WI 54957
(920) 722-3451

Notice of 2004 Annual Meeting of Shareholders and Proxy Statement

2003 Annual Report on Form 10-K

Your vote is important. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope. If you are a beneficial shareholder (own your shares in "street name" through a brokerage account), you may also vote electronically via the Internet at www.proxyvote.com or via the telephone at 1-800-454-8683.

PLEXUS®

The Product Realization Company

PLEXUS CORP.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS on February 11, 2004

To the Shareholders of Plexus Corp.:

Plexus Corp. will hold the annual meeting of its shareholders in the KC Theater at the Fox Cities Performing Arts Center, located at 400 West College Avenue, Appleton, Wisconsin, on Wednesday, February 11, 2004 at 10:00 a.m., for the following purposes:

(1) To elect seven directors to serve until the next annual meeting and until their successors have been duly elected.

(2) To ratify the selection of PricewaterhouseCoopers LLP as Plexus' independent auditors.

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

Plexus' shareholders of record on its books at the close of business on December 12, 2003 will be entitled to vote at the meeting or any adjournment of the meeting.

We call your attention to the proxy statement accompanying this notice for a more complete statement about the matters to be acted upon at the meeting.

By order of the Board of Directors

Jos. D. Kaufman

Joseph D. Kaufman
Senior Vice President, Secretary and Chief Legal Officer

Neenah, Wisconsin
December 26, 2003

Please indicate your voting directions, sign and date the enclosed proxy and return it promptly in the enclosed envelope. If you later find that you will be present at the meeting or for any other reason desire to revoke your proxy, you may do so at any time before it is voted.

Plexus shareholders who own their shares in "street name" through their brokerage accounts may also communicate their vote to the brokerage firm and its service provider electronically or by telephone. If you wish to do so, you can link to instructions at www.proxyvote.com, or you may also follow any instructions provided by the brokers with their separate voting form.

PROXY STATEMENT

PLEXUS CORP.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156

* * * * * * *

SOLICITATION AND VOTING

The board of directors of Plexus Corp. is soliciting proxies for the annual meeting of shareholders on Wednesday, February 11, 2004 at the KC Theater, Fox Cities Performing Arts Center, 400 West College Avenue, Appleton, Wisconsin, and is furnishing this proxy statement in connection with that solicitation. Shares which are represented by properly executed proxies received by Plexus will be voted at the meeting and any adjournment thereof in accordance with the terms of such proxies, unless revoked. Proxies may be revoked at any time prior to the voting thereof either by written notice filed with the secretary or acting secretary of the meeting or by oral notice to the presiding officer during the meeting.

Shareholders of record at the close of business on December 12, 2003 will be entitled to one vote on each matter presented for each share so held. On that date there were 42,678,101 shares of Plexus common stock outstanding. Any shareholder entitled to vote may vote either in person or by duly authorized proxy. Representation of a majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and shares which are the subject of broker non-votes will be counted for the purpose of determining whether a quorum exists at the meeting. Shares represented at a meeting for any purpose are counted in the quorum for all matters to be considered at the meeting. The voted proxies will be tabulated by the persons appointed as inspectors of election.

Directors are elected by a plurality of the votes cast by the holders of Plexus common stock entitled to vote at the election at a meeting at which a quorum is present. "Plurality" means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in the election of directors. Therefore, any shares which are not voted, whether by withheld authority, broker non-vote or otherwise, have *no effect* in the election of directors except to the extent that the failure to vote for any individual results in another individual receiving a relatively larger number of votes.

Ratification of PricewaterhouseCoopers LLP as Plexus' independent accountants will be determined by a majority of the shares voting on that matter. Therefore, abstentions and broker non-votes will not affect the vote, except insofar as they reduce the number of shares which are voted.

Shareholders who own shares as part of Plexus' 401(k) Savings Plan and/or the Plexus Employee Stock Purchase Plan will receive a separate proxy for the purpose of voting their shares held in each account. Shares held by the Savings Plan for which designations are not received will be voted by the Savings Plan's trustee at its discretion, as provided in the Savings Plan. Shares held in accounts under the Purchase Plan will only be voted if designations are received.

Plexus will pay the expenses in connection with the solicitation of proxies. Upon request, Plexus will reimburse brokers, dealers, banks and voting trustees, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy material and annual report to the beneficial owners of shares which such persons hold of record. Solicitation of proxies will be principally by mail. Proxies may also be solicited in person, or by telephone, telegraph or fax, by officers and regular employees of Plexus who will not be separately compensated for those services.

This proxy material is being mailed to Plexus shareholders commencing on or about January 5, 2004.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information as of December 12, 2003 regarding the beneficial ownership of the Plexus common stock held by each director or nominee for director, each executive officer appearing in the Summary Compensation Table, all directors and executive officers as a group, and each known 5%-or-greater shareholder of Plexus.

Name	Shares Beneficially Owned (1)	Percentage of Shares Outstanding
Stephen P. Cortinovis	2,000	*
David J. Drury	14,000	*
Dean A. Foate	251,573	*
John L. Nussbaum	386,136	*
Thomas J. Prosser	73,686	*
Charles M. Strother	8,000	*
Jan K. VerHagen	16,000	*
F. Gordon Bitter	14,833	*
Michael J. McGuire	4,000	*
Paul L. Ehlers	110,781	*
J. Robert Kronser	113,591	*
All executive officers and directors as a group (18 persons)	1,308,568	3.0%
Thomas B. Sabol (2)	116,667	*
T. Rowe Price Associates, Inc. (3)	3,024,460	7.1%
Mellon Financial Corporation (4)	2,543,203	6.0%

* Less than 1%

(1) The specified persons have sole voting and sole dispositive powers as to all shares, except as otherwise indicated. The amounts include shares subject to options granted under Plexus' option plans, which are exercisable within 60 days. The options include those held by Mr. Drury (12,000), Mr. Foate (211,667), Mr. Nussbaum (123,001), Mr. Prosser (33,000), Dr. Strother (3,000), Mr. VerHagen (9,000), Mr. Bitter (8,333), Mr. McGuire (4,000), Mr. Ehlers (89,895), Mr. Kronser (111,169), all officers and directors as a group (870,665), and Mr. Sabol (121,667).

(2) Mr. Sabol is a former executive officer of Plexus.

(3) T. Rowe Price Associates, Inc. ("Price") has filed a report on Schedule 13G dated February 14, 2003, reporting that it beneficially owned 3,024,460 shares of common stock at December 31, 2002. Price reported that it had sole dispositive power as to all of such shares, and sole voting power as to 734,300 shares. The address of Price, an investment advisor, is 100 East Pratt Street, Baltimore, Maryland 21202.

(4) Mellon Financial Corporation, its subsidiary Mellon Bank N.A. and various subsidiaries and affiliates (together, "Mellon") have filed a report on Schedule 13G dated January 15, 2003, reporting that they beneficially owned 2,543,203 shares of common stock at December 31, 2002. The amount includes: sole voting power as to 2,123,693 shares; shared voting power as to 392,300 shares; sole dispositive power as to 2,147,413 shares; and shared dispositive power as to 395,790 shares. Of the shares reported, approximately 1.2 million were held at September 30, 2003 in Mellon Bank's capacity as trustee of the Plexus Savings Plan; Mellon disclaims beneficial ownership of those shares which have been allocated to individuals' accounts. Mellon's address is One Mellon Center, Pittsburgh, Pennsylvania 15258.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Plexus' officers and directors, and persons who beneficially own more than 10% of Plexus' common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These "insiders" are required by SEC regulation to furnish Plexus with copies of all Section 16(a) forms they file.

All publicly held companies are required to disclose the names of any insiders who fail to make any such filing on a timely basis within the preceding fiscal year, and the number of delinquent filings and transactions, based solely on a review of the copies of the Section 16(a) forms furnished to Plexus, or written representations that no such forms were required. On the basis of filings and representations received by Plexus, except that Mr. Cortinovis filed one late report relating to one purchase transaction, Plexus believes that during fiscal 2003 Plexus' insiders have complied with all Section 16(a) filing requirements applicable to them.

ELECTION OF DIRECTORS

In accordance with Plexus' bylaws, the board of directors has determined that there shall be seven directors elected at the annual meeting of shareholders to serve until their successors are duly elected and qualified. The persons who are nominated as directors and for whom proxies will be voted are named below, unless a shareholder specifies otherwise. If any of the nominees should decline or be unable to act as a director, which eventuality is not foreseen, the proxies will be voted with discretionary authority for a substitute nominee designated by the board of directors. Plexus' bylaws authorize up to nine directors. The Plexus board may expand the board up to that number and elect directors to fill empty seats, including those created by an expansion, between shareholders' meetings.

Name and Age	Principal Occupation And Business Experience (1)	Director Since
Stephen P. Cortinovis, 53 (2)	Partner, Bridley Capital Partners Limited (U.K. private equity group) since 2001; previously President-Europe of Emerson Electric Co. (5)	2003
David J. Drury, 55 (2)(3)	President of Poblocki & Sons LLC (exterior and interior sign systems) since 1999; previously, an independent consultant and other executive positions (6)	1998
Dean A. Foate, 45	President and Chief Executive Officer of Plexus since 2002; previously, Chief Operating Officer from 2001 to 2002, Executive Vice President from 1999 to 2002, and President of Plexus Technology Group, Inc. prior thereto	2000
John L. Nussbaum, 61	Chairman of Plexus; previously, Chief Executive Officer of Plexus from 2001 to 2002 and its President and Chief Operating Officer prior thereto	1980
Thomas J. Prosser, 67 (2)(3)(4)	Chairman of the Board of Menasha Corporation (paper and plastic products manufacturer) since 1998; previously, Senior Vice President of Robert W. Baird & Co., Incorporated (brokerage and financial services)	1987
Charles M. Strother, MD, 63 (3)(4)	Physician; Professor at Baylor College of Medicine since 2002; previously, Professor of Radiology, Neurology and Neurosurgery, University of Wisconsin-Madison	2002
Jan K. VerHagen, 66 (2)(4)	Retired; previously, Senior Vice President of Corporate Projects of Emerson Electric Co. from 1999 to 2001, and Vice Chairman of United Dominion Industries (diversified manufacturing) prior thereto (7)	1999

(1) Unless otherwise noted, all directors have been employed in their principal occupation listed above for the past five years or more.

(2) Member of the Audit Committee. See "Corporate Governance" below for more information about the Audit Committee.
(3) Member of the Compensation and Leadership Development Committee. See "Corporate Governance" below for more information about the Compensation and Leadership Development Committee.
(4) Member of the Nominating and Corporate Governance Committee. See "Corporate Governance" below for more information about the Nominating and Corporate Governance Committee.
(5) Also a director of Insituform Technologies, Inc. (developer of trenchless technology for underground pipes).
(6) Also a director of Journal Communications, Inc. (media holding company).
(7) Also a director of Wolverine Tube, Inc. (manufacturer of tubing and related products) and Flow International Corp. (manufacturer of high pressure water products).

Corporate Governance

The board of directors held five meetings during fiscal 2003. As part of these meetings, non-management directors regularly meet without management present. All directors other than Messrs. Foate and Nussbaum are independent under Nasdaq Stock Market rules. Each director attended at least 75% of the total of the number of meetings of the board and the number of meetings of all committees of the board on which such director served during the year.

The Audit Committee met four times in fiscal 2003. Mr. Drury, the chair of the Audit Committee, also regularly consulted on behalf of the Audit Committee with the independent auditors about Plexus' periodic public financial disclosures. Mr. Drury is a certified public accountant who practiced from 1971 to 1989 with the firm PricewaterhouseCoopers LLP. As a consequence of factors which include his educational background, his experience with a public accounting firm, and his subsequent experience as a chief financial officer, a chief executive officer and in other executive positions, the board of directors has determined that Mr. Drury is an "audit committee financial expert" for purposes of Securities and Exchange Commission rules. Mr. Drury is, along with the other members of the Audit Committee, "independent" of Plexus for purposes of those rules. See also "Report of the Audit Committee."

The Compensation and Leadership Development Committee held three meetings during fiscal 2003. The Compensation and Leadership Development Committee, consisting solely of "independent" directors, considers and makes recommendations to the board of directors with respect to executive officers' salaries and bonuses, reviews, approves and administers compensation plans, and awards stock options. The Committee is also responsible for reviewing Plexus' leadership structure and executive succession plan. See also "Executive Compensation—Compensation Committee Interlocks and Insider Participation."

The Nominating and Corporate Governance Committee met twice in fiscal 2003. The Nominating and Corporate Governance Committee considers Board performance and nominees for director positions and also evaluates and oversees corporate governance and related issues. All of the members of the Nominating and Corporate Governance Committee are currently independent directors. The Committee has generally identified nominees based upon suggestions by outside directors, management members and/or shareholders, and has evaluated those persons on its own. Plexus' corporate board member selection criteria include: integrity; high level of education and/or business experience; broad-based business acumen; understanding of Plexus' business and industry; strategic thinking and willingness to share ideas; network of contacts; and diversity of experiences, expertise and backgrounds among board members. The Committee has used these criteria to evaluate potential nominees. The Committee does not evaluate proposed nominees differently depending upon who has made the proposal. Plexus has not to date paid any third party fee to assist in this process.

The Nominating and Corporate Governance Committee will consider proposed nominees whose names are submitted to it by shareholders; however, it does not have a formal process for that consideration. The Committee has not to date adopted a formal process because it believes that the informal consideration process has been adequate given the historically small number of those proposals. The Committee intends to review periodically whether a more formal policy should be adopted. If a shareholder wishes to suggest a proposed name for Committee consideration, the name of that nominee and related personal information should be forwarded to the Nominating and Corporate Governance Committee, in care of the corporate Secretary, at least six months before the next annual meeting to assure time for meaningful consideration by the Committee. See also "Shareholder

Proposals and Notices" for bylaw requirements for nominations. Plexus has not rejected any candidates put forward by significant security holders.

Although Plexus has not to date developed formal processes by which shareholders may communicate directly to directors, it believes that the informal process, in which any communication sent to the board in care of the Chief Executive Officer, corporate Secretary or another corporate officer is forwarded to the board, has served the board's and its shareholders' needs. There is no screening process, and all shareholder communications which are received by officers for the board's attention are forwarded to the board. In view of recently adopted SEC disclosure requirements relating to this issue, the Nominating and Corporate Governance Committee may consider development of more specific procedures. Until any other procedures are developed and posted on Plexus' corporate website, any communications to the board of directors should be sent to it in care of Plexus' corporate Secretary.

Plexus encourages all of its directors to attend the annual meeting of shareholders. Plexus generally holds a board meeting coincident with the annual shareholder meeting to minimize director travel obligations and facilitate their attendance at the shareholders' meeting. All directors attended the 2003 annual meeting of shareholders.

Plexus regularly reviews and augments its corporate governance practices and procedures. In particular, and as part of its corporate governance practices, Plexus has adopted a code of ethics and charters for its board committees. Plexus will be responding to and complying with related SEC and Nasdaq Stock Market proposals as they are finalized, adopted and become effective. Plexus has posted copies of its Code of Conduct and Business Ethics, the committee charters for its Audit, Compensation and Leadership Development and Nominating and Corporate Governance Committees, director selection criteria and other corporate governance documents on its website, at www.plexus.com, under the link titled "Investors" then "Corporate Governance." As further matters are documented, or if those documents (including the committee charters and the Code of Conduct and Business Ethics) are changed, waivers from the Code of Conduct and Business Ethics are granted, or new procedures are adopted, those new documents, changes and/or waivers will be posted on Plexus' corporate website at that address.

Directors' Compensation

Each Plexus director who is not a full-time Plexus officer or employee (all directors other than Mr. Foate) received an annual director's fee of $20,000 plus meeting fees of $2,000 for each board meeting attended in person ($1,000 if attended other than in person), and an additional $1,000 for each committee meeting attended in person ($500 if other than in person). Each committee chair receives an additional $2,000 annually for service as a committee chair, and the chairman of the Audit Committee receives an additional $500 for each conference call held with the independent public auditors regarding Plexus' financial disclosures.

For fiscal 2004, each director who is not a Plexus officer or employee is entitled in each fiscal year to receive an option for 6,000 shares of common stock, at the market value on the date of grant, under Plexus' 1995 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan was approved by Plexus shareholders in 1995. Options are fully vested upon grant, may be exercised after a minimum six month holding period, and must be exercised prior to the earlier of ten years after grant or one year after the person ceases to be a director. Under certain circumstances, options may be transferred to family members. In 2002, the amount of annual grants was adjusted, as contemplated by the Directors' Plan, to reflect one of the two Plexus 2-for-1 stock splits which had occurred after the adoption of the Directors' Plan. In 2003, the Compensation and Leadership Development Committee, also as contemplated by the Directors' Plan's adjustment provisions, further adjusted future annual awards from 3,000 shares to 6,000 shares, to reflect a second 2-for-1 stock split. While the Committee had previously deferred this action, it determined that the further adjustment was necessary to help Plexus attract new directors as some current directors near retirement age, particularly in view of the increasing duties of directors of public companies. The Committee also determined that the adjustment would fairly reflect the increased duties of currently serving non-employee directors.

In accordance with the Directors' Plan, each of the then-serving non-employee directors received a fiscal 2003 option for 3,000 Plexus shares, exercisable at $8.975 per share, on January 30, 2003 (which was deferred in that fiscal year to coincide with employee grants). The fiscal 2004 options, for 6,000 Plexus shares each, were granted on December 1, 2003, at $18.125 per share.

Compensation of Current and Former Executive Officers who Serve on the Board

See "Executive Compensation" for Mr. Foate's compensation as an executive officer of Plexus generally, and "Executive Compensation – Special Retirement Arrangements" for his supplemental retirement arrangements.

Mr. Nussbaum is a former executive officer of Plexus. When he retired as Chief Executive Officer on July 1, 2002, he ceased being considered an executive officer or employee of Plexus at that time. However, as a consequence of his many years of service as an executive officer of Plexus, he continues to be compensated under deferred compensation arrangements which were put in place during his service as executive officer.

In 1996, the Compensation Committee established special retirement arrangements for Mr. Nussbaum, and for two other executive officers and directors who subsequently retired. Those arrangements were to both reward past service and maintain an additional incentive for those officers' continued performance on behalf of Plexus. The related supplemental retirement agreement for Mr. Nussbaum is designed to provide specified retirement and death benefits to him in addition to those provided under the 401(k) Savings Plan. Plexus' original commitment was to annually contribute a fixed dollar amount (originally $90,921 for Mr. Nussbaum) for each year until age 65 if he remained in Plexus' employ. Effective for fiscal 2000, under an amended arrangement, Plexus' obligation to make contributions for Mr. Nussbaum was increased to $296,420 per year, but only until age 60. However, in fiscal 2002, Plexus contributed a one-time final amount of $743,578 due to Mr. Nussbaum's retirement. Mr. Nussbaum received his first payment under the special retirement arrangements, of $60,231 for a partial year during fiscal 2002, and received $257,354 for fiscal 2003. Payments will be adjusted upward by 4% annually.

The contributions for Mr. Nussbaum are invested in a life insurance policy acquired by Plexus on his life. The supplemental retirement agreement provides for a 15-year annual installment payment stream to Mr. Nussbaum, which payments commenced at retirement. Lump sum payments based on policy cash values become due if at any time after a change in control Plexus' consolidated tangible net worth drops below $35 million, or if the ratio of Plexus' consolidated total debt to consolidated tangible net worth becomes greater than 2.5 to 1. To the extent that any of the payments constitute excess parachute payments subjecting the participant to an excise tax, the agreement provides for an additional payment (the "gross-up payment") to be made by Plexus to the participant so that after the payment of all taxes imposed on the gross-up payment, the participant retains an amount of the gross-up payment equal to the excise tax imposed. If Mr. Nussbaum dies prior to receiving all of the 15-year annual installment payments, certain death benefit payments become due.

Mr. Nussbaum also receives $72,000 per year and receives health and other welfare benefits, in addition to the above retirement payments and his regular board fees, for his service as Plexus' non-executive Chairman of the Board.

Because Mr. Nussbaum continues to serve Plexus as a director, the stock options which were granted to him while he was a Plexus executive officer will continue to vest. Since his retirement, however, Mr. Nussbaum has only been eligible to receive additional options in his capacity as a non-employee director.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation of Plexus' chief executive officer and its four other highest compensated executive officers, for fiscal 2003 and the preceding two fiscal years, as well as the compensation of one former executive officer who resigned from the Company in August 2003.

		Annual Compensation (1)			Awards	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Compensation ($)(2)	Securities Underlying Options/ SARs #(3)	All Other Compensation ($)(4)
Dean A. Foate,	2003	$440,505	--	--	120,000	$18,219
President and Chief	2002	299,955	--	$13,500	100,000	18,781
Executive Officer (5)	2001	246,396	--	13,500	30,000	17,750
F. Gordon Bitter Vice President and Chief Financial Officer (6)	2003	$250,038	--	$42,273	40,000	$13,500
Paul L. Ehlers,	2003	$238,885	--	--	38,000	$18,570
Senior Vice President	2002	203,729	--	$13,500	12,000	17,575
	2001	210,977	--	13,500	14,000	17,010
Michael J. McGuire, Vice President-Worldwide Sales and Marketing (7)	2003	$237,598	--	$28,547	25,000	$13,500
J. Robert Kronser,	2003	$230,681	--	--	27,000	$17,878
Executive Vice President	2002	212,647	--	$13,500	9,000	17,810
and Chief Technology and Strategy Officer	2001	210,977	--	13,500	19,000	17,138
Thomas B. Sabol,	2003	$342,621	--	--	55,000	$19,250
Executive Vice President,	2002	$245,244	--	$13,500	70,000	17,884
Chief Operating Officer (8)	2001	228,850	--	13,500	20,000	17,616

(1) While the named individuals received perquisites or other personal benefits in the years shown, in accordance with SEC regulations, the value of these benefits are not shown unless they exceeded, in the aggregate, the lesser of $50,000 or 10% of the individual's salary and bonus in any years.

(2) For years prior to fiscal 2003, represents premiums paid or accrued under the split-dollar life insurance payments, as discussed under "Special Deferred Compensation Arrangements." For fiscal 2003, represents moving, temporary living, travel and other relocation-related expenses (including reimbursement for tax effects) paid to or on behalf of Messrs. Bitter and McGuire as part of the arrangements pursuant to which they were hired by Plexus. Because of the timing of certain events (such as the sales of the officers' former residences) and Plexus' fiscal year end, there will be additional relocation-related expenses included in fiscal 2004.

(3) Represents the number of shares for which options were granted under Plexus' 1998 Stock Option Plan (the "Option Plan"). No SARs have been granted. Options granted in fiscal 2001 and 2002 are "out of the money" because their exercise prices are higher than the market price at the date of this proxy statement.

(4) Includes, for fiscal 2003: Plexus' contributions to the accounts of Messrs. Foate, Ehlers, Kronser and Sabol in the Savings Plan of $4,719, $5,070, $4,378 and $5,750, respectively; and Plexus' contributions to accounts of each named executive officer under their Executive Deferred Compensation Plan of $13,500, as discussed under "Special Deferred Compensation Arrangements".

(5) Mr. Foate became President and Chief Executive Officer in July 2002, upon Mr. Nussbaum's retirement from those positions, after having been promoted to Chief Operating Officer in March 2001.

(6) Mr. Bitter began service to Plexus as its Chief Financial Officer in October 2002.

(7) Mr. McGuire began service with Plexus as its Vice President-Worldwide Sales and Marketing in December 2002.

(8) Mr. Sabol was promoted to Executive Vice President and Chief Operating Officer in July 2002. He resigned as an executive officer of Plexus in August 2003. The amounts shown on the table for fiscal 2003 represents salary paid to him prior to that date, and contractual payments made to him after that date.

Stock Options

Option/SAR Grants in Last Fiscal Year

The following table sets forth information with respect to options granted to the five executive officers and the other person named in the Summary Compensation table concerning options granted in fiscal 2003.

	Individual Grants(1)				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)(3)	
Name	Number of Securities Underlying Options/ SARs Granted (1)(#)	% of Total Options/ SARs Granted To Employees in Fiscal Year	Exercise or Base Price ($/sh)	Expiration Date	5%	10%
Dean Foate	75,000	6.65%	$8.98	1/30/13	$423,325	$1,072,788
Dean Foate	45,000	3.99%	$14.02	8/14/13	666,471	1,688,969
Gordon Bitter	15,000	1.33%	$11.05	10/31/12	104,239	264,163
Gordon Bitter	10,000	0.89%	$8.98	1/30/13	56,443	143,038
Gordon Bitter	15,000	1.33%	$14.02	8/14/13	222,157	562,990
Paul Ehlers	18,000	1.60%	$8.98	1/30/13	101,598	257,469
Paul Ehlers	20,000	1.77%	$14.02	8/14/13	296,209	750,653
Michael McGuire	12,000	1.06%	$12.53	12/9/12	94,561	239,635
Michael McGuire	13,500	1.20%	$14.02	8/14/13	199,941	506,691
Robert Kronser	13,500	1.20%	$8.98	1/30/13	76,198	193,102
Robert Kronser	13,500	1.20%	$14.02	8/14/13	199,941	506,691
Thomas Sabol (3)	30,000	2.66%	$8.98	(3)	--	--
Thomas Sabol (3)	25,000	2.22%	$14.02	(3)	--	--

(1) No SARs have been granted; all grants reflect stock options under the Option Plan. Options may, under certain circumstances, be transferred to family members or related trusts.

(2) Assumes the stated appreciation from the date of grant.

(3) Because Mr. Sabol has ceased serving as an executive officer in August 2003, these options will not vest and therefore have no potential realized value going forward.

Plexus has not repriced any stock options during the fiscal years reported in this proxy statement. It is Plexus' current intention to not reprice stock options irrespective of whether plan documents would otherwise permit that action.

Aggregated Option/SAR Exercises in
Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth information with respect to the five executive officers and the other person named in the Summary Compensation Table concerning the exercise of options in fiscal 2003 and the number and value of options outstanding at September 30, 2003.

Name	Shares Acquired on Exercise (#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options/ SARs at FY-End (#)(2) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs At FY-End ($)(3) Exercisable/Unexercisable
Dean Foate	10,000	$121,931	178,333 / 196,667	$848,725 / $561,000
Gordon Bitter	---	---	0 / 40,000	0 / 155,875
Paul Ehlers	---	---	71,895 / 50,667	339,968 / 148,670
Michael McGuire	---	---	0 / 25,500	0 / 56,708
Robert Kronser	---	---	106,668 / 39,334	512,033 / 109,215
Thomas Sabol	60,000	$611,770	111,666 / 108,333	247,976 / 235,075

(1) Represents the difference between the exercise price and the average of the high and low sales price on the date of exercise.

(2) Represents options granted under the Option Plan. No SARs have been granted.

(3) Represents the difference between the exercise price and the $15.54 closing price of Plexus common stock reported on the Nasdaq Stock Market on September 30, 2003, the last day of the fiscal year.

Change in Control Arrangements

Plexus has entered into Change in Control Agreements with Messrs. Foate, Bitter, Ehlers, McGuire and Kronser, and its other executive officers. Under the terms of these agreements, which were amended and restated in 2003, if there is a change in control of Plexus, as defined in the agreement, the executive officers' authorities, duties and responsibilities shall remain at least commensurate in all material respects with those prior to the change in control. Their compensation and benefits may not be reduced, or location of employment changed, as a result of the change in control.

In the event that any covered officer is terminated other than for cause, death or disability, or an executive terminates his employment with good reason, Plexus is obligated to pay the executive officer, in a cash lump sum, an amount equal to approximately three times the executive's base salary plus targeted bonus payments, and to continue certain benefits. The agreements further provide for payment of additional amounts which may be necessary to "gross up" the amounts due such employee in the event of the imposition of an excise tax upon the payments. The agreements do not preclude termination of the officer, or require payment of any benefit, if there has not been a change in control of Plexus, nor does it limit the ability of Plexus to terminate these persons for cause.

Special Deferred Compensation Arrangements

During fiscal 2000, the Compensation and Leadership Development Committee also established additional deferred compensation mechanisms for several executive officers and other key employees, including Messrs. Foate, Bitter, Ehlers, McGuire and Kronser, and had such an agreement with Mr. Sabol. As part of those arrangements, the Committee established the Plexus Corp. Executive Deferred Compensation Plan. Under this plan, a covered executive may elect to defer some or all of his or her compensation through the plan, and Plexus may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any earnings which may be credited thereon upon termination or retirement from Plexus.

Plexus had also entered into split-dollar life insurance agreements with various executive officers and key employees, including Messrs. Foate, Ehlers, Kronser and Sabol. Under those agreements, Plexus had paid a minimum premium of $13,500 per policy, and such additional premiums as it would determine. Upon the death of the covered employee, Plexus had an interest in the proceeds of the policy equal to the premiums paid. The balance, if any, of the policy proceeds were to be paid to the employee's beneficiary. Plexus' rights were secured by a related assignment of employee's life insurance policy as collateral. Upon an earlier termination of employment, or Plexus' determination to terminate the agreement, the agreement provided that the employee could obtain unencumbered ownership of the policy by paying Plexus the lesser of premiums paid or the cash surrender value, or Plexus could withdraw from the policy an amount equal to the premiums it has paid and then release its interest in the policy permitting unencumbered ownership of the policy by the employee. Plexus terminated those split dollar arrangements as a result of changes in law which were effective in July 2002.

In fiscal 2003 Plexus modified the Executive Deferred Compensation Plan by terminating the split-dollar life insurance program, which had been the funding mechanism for the company contribution portion of the plan, and replaced it with a rabbi trust arrangement. This new arrangement allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock.

The cash value proceeds which were received upon the surrender of the split-dollar life insurance policies attributable to each plan participant were reinvested into the new rabbi trust arrangements established for the plan participants. The provisions of the plan continued to allow the participants the opportunity to defer any or all of their compensation into the plan. In addition, plan provisions allow for a discretionary Plexus contribution of up to $13,500 per participant per year. Employee deferrals to the plan for fiscal year 2003 totaled $190,487. A discretionary company contribution of $13,500 to each participant was also made in September 2003 to each participant's account.

Compensation and Leadership Development Committee Report on Executive Compensation

The Compensation and Leadership Development Committee of the Plexus board of directors sets general compensation policies for Plexus. The Committee makes the primary decisions with respect to compensation of the Chairman, the Chief Executive Officer and the Chief Operating Officer (if any) of Plexus. Decisions on compensation for other Plexus officers are recommended by the CEO and the COO (if any). Plexus' other compensation programs, such as the Savings Plan and the Option Plans, are either originated or approved by the Committee; the Committee grants stock options under the Option Plans.

Plexus' policy, to which the Committee adheres, is to fairly compensate individuals for their contributions to Plexus, but also to provide value to Plexus' shareholders and to consider the ability of Plexus to fund any compensation decisions, plans or programs. The Committee believes that fair compensation packages are necessary to attract and retain qualified executive officers. To be effective in attracting and retaining competent individuals, compensation packages must balance both short-term and long-term considerations, as well as provide incentives to individuals based upon the performance of Plexus. In the most recent determinations, the Committee considered the weaknesses in Plexus' markets, the negative effect on sales and profitability and the steps taken to respond to those challenges. The Committee has not recently retained outside consultants, or relied in a significant fashion upon outside market surveys specifically commissioned by Plexus. However, the Committee reviews published survey information. In late 2002, the Committee engaged outside consultants to assist it in evaluating executive officer compensation for 2003 salary determinations. Based upon the Committee's review (including the report of the outside consultants), the Committee determined that officers were paid less than comparable officers in similar-sized companies. However, given the economic conditions affecting Plexus at that time, the Committee determined not to award pay raises to officers during fiscal 2003, except in the case of changed duties and responsibilities and except for the elimination of the 10% reduction which is described below.

In determining CEO compensation, the Committee reviewed numerous factors, although most of these factors are not subject to quantification or specific weight. The primary factors reviewed, in no particular order, are: the importance of the individual's contribution to Plexus' strategic planning and long-term success; special projects and tasks undertaken by the individual during the preceding year; acquisition-related activities and efforts; and performance of Plexus' sales and earnings. In addition, the Committee also reviewed a sampling, which it believed to be representative, of compensation paid by other companies in Plexus' geographic area, comparable companies in the electronics manufacturing services industry and numerous published surveys. The group of companies reviewed did not coincide with the more extensive list of companies in the Nasdaq electronics components sector used in the following performance graph. Plexus has generally used a March/April annual review cycle in recent years for its employees, including key executives. New salaries generally become effective around the time of the review and thus affect two fiscal years. In fiscal 2003, the Committee determined to grant options earlier than normal in January to assist with employee morale and retention at a time when Plexus had announced a plant closure and reductions in force. Similarly, the Committee also granted additional options to selected individuals in August 2003 to assist in the recruiting and retention of key personnel.

During fiscal 2003, Mr. Foate was the chief executive officer for the entire fiscal year. Compensation determinations for Mr. Foate in April 2002 were made before his assumption of the chief executive officer position. His prior year salary determinations were made at the time he assumed the position of chief operating officer, when his salary was increased to $300,000. Mr. Foate subsequently accepted a 10% salary reduction effective October 1, 2001, which was the same reduction which was applied to all executive officers. In the April 2002 review, the Committee again reviewed the then-available economic information referred to above and considered other non-quantifiable factors as to Mr. Foate's performance. The Committee determined to not change his salary, or the salary of other executive officers, except in the case of changed duties.

In connection with Mr. Foate's assumption of chief executive officer duties and responsibilities effective July 1, 2002, the Committee determined that it would be appropriate to adjust his compensation substantially to reflect those added duties and responsibilities. The Committee therefore increased his base salary by 50% to $450,000, which after the effect of the continuing 10% reduction from the base salary resulted in an actual salary of $405,000. In December 2002, the 10% salary reduction which had been applied to all executive officers was ended, as a result of the determination that executive officers ought again receive their full compensation, especially in view of the efforts being made to address Plexus' operating results.

In May 2003, the Committee again reviewed Mr. Foate's salary. In view of the economic circumstances of the Corporation and the end to the 10% salary reduction, the Committee determined to retain $450,000 as Mr. Foate's annual salary.

The Committee previously determined it would be in Plexus' best interest to provide its executive officers with a performance-based incentive beyond that contained in the Option Plan. Such a bonus arrangement would further motivate officers to improve performance, and provide specific non-stock market based criteria to evaluate performance. Until fiscal 2003, bonuses were determined by reference to earnings per share, sales growth, and individual performance; the three factors were weighted equally. The possible ranges of bonus, if targets were met, were from 10% to 100% of base salary for executive officers, which amounts are chosen in advance by the Committee and may vary from person to person, and year to year.

Because of corporate cost-containment measures, and the uncertain economic and financial conditions in early fiscal 2003, the Committee decided to suspend the formulaic bonus plan for fiscal 2003, and did not set performance goals. Therefore, no fiscal 2003 bonus could be earned automatically based on achieving numerical goals, and any bonus that ultimately would be paid would be discretionary in nature. Because of Plexus' financial performance during fiscal 2003, the Committee decided that no bonuses would be paid to any executive officer, including the chief executive officer.

On a going forward basis, the Committee determined that it would be appropriate to implement again a target-driven bonus program. However, revisions were made in the base program for determining the bonus. Under the new bonus program, bonuses may only be earned in the event Plexus does not incur a net loss excluding unusual charges. The exact amount of the bonus will be determined based upon the degree to which Plexus' revenues and/or return on average capital employed meet or exceed targets set for the fiscal year. In addition, up to 20% of an individual's bonus may be determined by the degree to which that individual meets personal objectives. If personal objectives are met, and both financial metrics achieve a set maximum level, bonuses may be up to 200% of a targeted bonus amount. The new bonus program is in effect for fiscal 2004.

The Committee believes that the Option Plan provides participants with a long-term incentive to increase the overall value of Plexus by providing them with a stake in the value of its common stock on a long-term basis. The Committee also wished to recognize Mr. Foate's significantly increased responsibilities. As a result of the factors discussed above, the Committee made two general grants of options in fiscal 2003. Consistent with this approach, the Committee granted to Mr. Foate options for an aggregate of 120,000 shares in fiscal 2003, options for

100,000 shares in fiscal 2002 and for 30,000 shares in fiscal 2001. The award levels reflect the Committee's determination to increase the reliance upon stock options as a component of compensation, to reflect diminished cash compensation (including prior pay reductions and freezes), and also to reflect Mr. Foate's increased duties.

The Plexus 2000 Employee Stock Purchase Plan also permits executive officers, as other employees, to purchase shares of Plexus common stock at a price equal to 85% of the lower of the high and low trading price on the day at the beginning or at the end of six month periods. Compensation information does not include the value of any purchases by the individuals who chose to participate, since the broad-based plan is open to most employees. The Committee also believes that the Savings Plan provides an additional possibility for stock-based incentives. Although employees, including the CEO, may choose from a variety of investment funds for their contributions under the Savings Plan; the Plexus Stock Fund is one alternative.

The factors used to determine other executive officers' compensation are essentially the same as those used for the CEO. As with the CEO, Messrs. Ehlers, Kronser and Sabol, and other executive officers, were considered for salary increases, although salaries were generally frozen except for certain raises in the case of increases in duties. In April 2002, executive officers' salaries remained frozen, although Mr. Sabol's was increased in July 2002 by 40% to reflect the substantial increase in his duties at that time and another officer's was increased 16% in September 2002, also as a result of changes in duties. The prior 10% salary reduction ended in December 2002. Similar to the determination for the chief executive officer, the salaries of other executive officers remained unchanged in spring 2003, although some individuals subsequently had increases in salary to reflect additional duties assigned to them. Determinations for Messrs. Bitter and McGuire were somewhat different, as a consequence of each of them having joined Plexus during the fiscal year. Their compensation levels were the consequence of pre-employment negotiations; their base salaries were not subsequently adjusted in fiscal 2003.

For fiscal 2004, as a result of the Committee determinations (the same as for the chief executive officer), executive officers will be eligible to participate in the new 2004 bonus program described above. However, executive officers did not receive any bonus under the prior Bonus Plan or otherwise, in fiscal 2003.

The Committee also approved stock option awards during fiscal 2003 for the executive officers of Plexus, which awards varied from 4,500 to 30,000 shares in the January grants and 4,500 to 25,000 shares in the separate August grants. Therefore, the total number of options granted to other executive officers varied from 9,000 to 55,000 in fiscal 2003. The Committee's determinations of option grants varied by individual, depending upon the Committee's view of the adequacy of the particular officer's compensation compared to that officer's performance and duties, especially when those duties significantly changed or increased since the last salary increase, and expected changes in circumstances in the coming year. Plexus has also entered into amended supplemental retirement arrangements with the executive officers, as described above. The Committee bore in mind the costs of these arrangements and the expected benefits under them in making its compensation decisions relating to the affected executive officers.

The Committee believes that it is highly unlikely that the compensation of any executive officer, including the CEO, will exceed $1 million in any fiscal year unless it is the consequence of the exercise of stock options. Therefore, except with respect to the Option Plan and the Employee Stock Purchase Plan, it has not taken any action with respect to the provisions of Section 162 of the Internal Revenue Code which limits the deductibility of compensation to certain executive officers of over $1 million in any fiscal year. Because of the shareholders' approval of the Option Plan and the Employee Stock Purchase Plan, the Committee believes that any compensation income under them would not be subject to the Internal Revenue Code's deduction limitation.

Members of the Compensation and Leadership Development Committee:

Thomas J. Prosser, Chair
David J. Drury
Charles M. Strother

Compensation Committee Interlocks and Insider Participation

All Compensation and Leadership Development Committee members are independent, outside directors. No Plexus insiders are members of the Compensation and Leadership Development Committee. None of the directors who are Committee members are employees of Plexus, have ever been employed by Plexus or any of its subsidiaries, and have other reportable relationships with Plexus.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on Plexus common stock with the Nasdaq Stock Market Index for U.S. Companies and the Nasdaq Stock Market Index for Electronics Components Companies, both of which include Plexus. The values on the graph show the relative performance of an investment of $100 made on September 30, 1998, in Plexus common stock and in each of the indices.

Comparison of Cumulative Total Return



Plexus
NASDAQ-US
NASDAQ-Electronics
DOLLARS
800
700
600
500
400
300
200
100
0
1998
1999
2000
2001
2002
2003

	1998	1999	2000	2001	2002	2003
Plexus	100	158	728	243	96	160
NASDAQ-US	100	163	217	89	70	106
NASDAQ-Electronics	100	203	357	101	67	130

CERTAIN TRANSACTIONS

Plexus has a policy that transactions with its executive officers and directors must be on a basis that is fair and reasonable to the corporation, in accordance with Plexus' Code of Conduct and Business Ethics and other policies, and be approved by either a disinterested majority of the board of directors or by the Audit Committee.

From time to time, Plexus executive officers and directors are prohibited from selling Plexus stock because of the existence or potential existence of material non-public information. Mr. Sabol, a former executive officer, had intended to sell Plexus' shares during one of these time periods to finance a real estate purchase. Because Plexus' activities prohibited him from making a sale, Plexus loaned Mr. Sabol $260,000 on March 13, 2000. The loan was repayable upon demand, bore interest at $250 per month, and was secured by Plexus shares. The loan was originally for a maximum period of eight months, but was extended to become a demand note by mutual agreement in fiscal 2001. Interest accrued monthly. The maximum amount due in fiscal 2002 was $263,500. Mr. Sabol repaid the loan in full in December, 2002. Due to the nature of this transaction, while Plexus believes that it was fair to

Plexus, it is not a type of transaction that would have been offered to a third party, or likely would have been offered to Mr. Sabol by a third party. Because of subsequent changes in the law, Plexus will no longer make similar loans to its executive officers.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the board of directors, which was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act, as amended, oversees and monitors the participation of Plexus' management and independent auditors throughout the financial reporting process, and approves the hiring and retention of and fees paid to the independent auditors. The Audit Committee also generally reviews other transactions between the corporation and interested parties which may involve a conflict of interest. No member of the Audit Committee is employed or has any other material relationship with Plexus. The members are "independent" as defined in Rule 4200(a)(15) of the NASD listing standards for the Nasdaq Stock Market and relevant SEC rules. The Plexus board of directors has adopted a written charter for the Audit Committee, which was amended and restated in 2003, and is attached to the proxy statement as an exhibit.

In connection with its function to oversee and monitor the financial reporting process of Plexus, the Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended September 30, 2003 with Plexus management;
- discussed with PricewaterhouseCoopers LLP, Plexus' independent auditors, those matters which are required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU §380); and
- received the written disclosure and the letter from PricewaterhouseCoopers LLP required by Independence Standards board Standard No. 1 (Independence Discussion with Audit Committees) and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the foregoing, the Committee recommended to the board of directors that the audited financial statements be included in Plexus' annual report on Form 10-K for the fiscal year ended September 30, 2003.

Members of the Audit Committee: David J. Drury, Chairman; Stephen P. Cortinovis; Thomas J. Prosser; Jan K. VerHagen

AUDITORS

The Audit Committee intends to reappoint the firm of PricewaterhouseCoopers LLP as independent auditors to audit the financial statements of Plexus for fiscal 2004. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting of shareholders to respond to questions and make a statement if they desire to do so.

Fees and Services

Fees (including reimbursements for out-of-pocket expenses) paid to PricewaterhouseCoopers LLP for services in fiscal 2003 and 2002 were as follows:

	2003	2002
Audit fees:	$486,300	$398,504
Audit-related fees:	131,005	54,000
Tax fees:	220,778	783,519
All other fees:	--	--

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Audit-related fees consisted primarily of retirement and benefit plan audits, consultation concerning accounting and financial reporting and review of Plexus' internal controls. Tax services consisted primarily of compliance and other tax advice regarding special Plexus projects. Due to changes in rules governing the disclosures, the fiscal

2002 information differs from prior presentations; it is presented this year on a basis consistent with the fiscal 2003 information. The Audit Committee considered the compatibility of non-audit services by PricewaterhouseCoopers LLP with the maintenance of that firm's independence.

The Audit Committee generally approves all engagements of the independent auditor in advance, including approval of the related fees. The Audit Committee approves an annual budget (and may from time to time approve amendments), which specifies projects and the approved levels of fees for each. To the extent that items are not covered in the annual budget or fees exceed the budget, management must have them approved by the Committee or, if necessary between Committee meetings, by the Committee chairman on behalf of the Committee. Projects of the types approved for which fees total less than $10,000 in each case may be approved by management, subject to review and approval by the Committee at its next meeting. There were no services in fiscal 2003 that were not approved in advance by the Committee under this policy. Services in fiscal 2002 were engaged prior to the development of the current Committee prior approval requirements.

SHAREHOLDER PROPOSALS AND NOTICES

Shareholder proposals must be received by Plexus no later than September 7, 2004 in order to be considered for inclusion in next year's annual meeting proxy statement. In addition, the Plexus bylaws provide that any proposal for action, or nomination to the board of directors, proposed other than by the board of directors must be received by Plexus in writing, together with specified accompanying information, at least 70 days prior to an annual meeting in order for such action to be considered at the meeting. The 2005 annual meeting of shareholders is tentatively scheduled for February 9, 2005, and any notice of intent to consider other questions and/or nominees, and related information, must therefore be received by December 1, 2004. The purpose of the bylaw is to assure adequate notice of, and information regarding, any such matter as to which shareholder action may be sought. The persons holding proxies may vote in their discretion on any matter as to which notice is not received by that date.

By order of the Board of Directors

Jos. D. Kaufman

Joseph D. Kaufman
Senior Vice President, Secretary and Chief Legal Officer

Neenah, Wisconsin
December 26, 2003

A copy (without exhibits) of Plexus' annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 2003, was included in Plexus' 2003 Annual Report to Shareholders, which accompanies this proxy statement. An additional copy will be provided without charge to each record or beneficial owner of shares of Plexus' common stock as of December 12, 2003, on the written request of such person directed to: Kristian Talvatie, Investor Relations Department, Plexus Corp., 55 Jewelers Park Drive, P.O. Box 156, Neenah, Wisconsin 54957-0156. In addition, copies are available on Plexus' website at www.plexus.com, following the links at "Investors," then "SEC Filings," then "Plexus' SEC Reports."

To save printing and mailing costs, in some cases only one annual report and/or proxy statement will be delivered to multiple security holders sharing an address unless Plexus has received contrary instructions from one or more of those security holders. Upon written or oral request, we will promptly deliver a separate copy of the annual report or proxy statement, as applicable, to any security holder at a shared address to which a single copy of the document was delivered. You may request additional copies by written request to the address set forth in the paragraph above or by contacting Mr. Talvatie at (920) 722-3451. You may also contact Mr. Talvatie at that address or telephone number if you wish to receive a separate annual report and/or proxy statement in the future, or if you share an address with another security holder and wish for delivery of only a single copy of the annual report and/or proxy statement if you are currently receiving multiple copies.

Exhibit A

PLEXUS CORP.
AUDIT COMMITTEE CHARTER

The Board of Directors of Plexus Corp. hereby adopts this Charter for the Audit Committee of the Plexus Board. The Audit Committee shall have the authority, responsibility and duties which are specified below.

Composition

The Audit Committee shall have three or more independent directors, at least one of whom shall be qualified and designated as a "financial expert" as defined by Sarbanes-Oxley. The Committee members shall meet all other independence and experience requirements of the Securities and Exchange Commission and the NASDAQ Stock Market. The Board of Directors shall appoint one member of the Audit Committee as the Committee Chairman.

Authority

The Audit Committee is authorized to review, prior to submission to the SEC or release to the public, the financial statements and earnings releases prepared by management, to oversee the annual financial audit of the Company, and to review any other activity of the Company in connection therewith that they deem appropriate. All employees are directed to cooperate as required by members of the Committee. The Committee is solely empowered to appoint, determine funding for, and oversee persons having special competence, such as independent accountants, counsel, auditors or other advisors, if and as necessary to assist the Committee in fulfilling its responsibility. The Committee shall not be required to seek Company approval for such decisions.

Responsibility

The Audit Committee shall be responsible for communicating with the Directors, the independent accountants, and management, regarding their duties as they relate to financial accounting, reporting and controls. The Committee shall assist the Board in fulfilling its fiduciary responsibilities as to Plexus' accounting policies and reporting practices, and the sufficiency of auditing relating thereto. The Committee is to be the Board's principal agent in assuring the independence of the independent accountants, the integrity of management, and the adequacy of disclosures to shareholders. However, the opportunity for the independent accountants to meet with the entire Board as needed or desired is not to be restricted.

Meetings

The Audit Committee is to meet at least four times per year, and as many other times as that Committee deems necessary. The Chairman may call a meeting at any time he or she believes it is necessary or appropriate.

Attendance

At least a majority of the members of the Audit Committee are to be present at all meetings, either in person or by telephone. As necessary or desirable, the Chairman may request that members of management and/or representatives of the independent accountants be present at meetings.

Minutes

The Committee shall arrange for minutes of each meeting to be prepared and sent to all Committee members. If Plexus' corporate Secretary has not taken the minutes, they should be sent to him or her for permanent filing with the minute books.

General Duties

1. Inform management and the independent accountants that the independent accountants and the Committee may communicate with each other at all times.

2. Review with management, the independent accountants, and internal auditors, Plexus' general policies and procedures to reasonably assure the adequacy of internal accounting and financial reporting controls.

3. Have familiarity with the accounting and reporting principles and practices that are applied by Plexus in preparing its financial statements, as well as its established standards of corporate conduct and performance, and deviations therefrom.

4. Establish procedures for the receipt, retention, and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. Ensure that such complaints are treated confidentially and anonymously. The Committee should ascertain that the appropriate measures are taken to correct such matters, and should inform the Board and the complainant, if feasible, of such corrective actions.

5. Review internal policies regarding risk management and risk assessment.

6. Set clear hiring policies for employees and former employees of the independent accountants consistent with restrictions imposed by Sarbanes-Oxley.

7. Recommend to the Board of Directors any appropriate extensions or changes in the duties of the Committee and/or changes to this Charter.

Reporting Duties

8. Provide any reports or summaries that may be required for the annual report to shareholders Proxy Statement and/or Form 10-K.

9. Update the Board of Directors, through minutes and presentations as may be necessary or appropriate, of significant developments in the course of performing the duties set forth herein.

Duties Pertaining to the Independent Accountants

10. Determine whether or not to retain the current independent accountants, make hiring decisions with respect to new independent accountants, and report to the Board of Directors regarding the basis for such decisions.

11. Pre-approve all audit and permissible non-audit services. Review the scope and extent of non-audit services that may be provided by the independent accountants in relation to the objectivity needed from the independent accountants in the audit.

12. Perform an annual review of the scope and general extent of the independent accountants' audit examination, including their engagement letter.

13. Review and approve the independent auditors' fees, and annually have Management summarize such fees for Committee review. The Committee's review should entail an understanding from the independent accountants of the factors considered in determining the audit scope.

14. At least annually, obtain and review a report provided by the independent accounting firm describing its internal quality control procedures, any material issues raised by the most recent internal quality control review or governmental/professional investigation of

the firm, and detailing all relationships between the independent accounting firm and the Company.

15. Review with management and the independent accountants, upon completion of their audit, the financial results for the year.

16. Evaluate the cooperation received by the independent accountants during their audit examination, including their access to all requested records, data and information. Inquire of the independent accountants whether there have been any disagreements with management which, if not satisfactorily resolved, would have caused them to issue a nonstandard report on the financial statements.

17. Discuss with the independent accountants the quality of Plexus' financial and accounting personnel, and any relevant recommendations which the independent accountants may have, including those in their "letter of comments and recommendations".

18. Review with management, the independent accountants, and internal auditors the scope and quality of internal controls in effect, as well as management's responses with respect to the independent accountants' comment letter.

19. Obtain management comments on the responsiveness of the independent accountants to Plexus' needs.

Duties Pertaining to Plexus' Internal Auditors

20. Review at least annually the internal auditors' staffing, budget and responsibilities.

21. Review the audit plans, audit scope, and results of the internal auditors' work. Assess the performance of the internal auditors in executing these plans and meeting their objectives.

22. Meet with the independent accountants and internal auditors in separate executive sessions to discuss any matters which the Committee or these groups believe should be discussed privately.

23. Conduct an appropriate review of related party transactions within Plexus on an ongoing basis and review potential conflict of interest situations or questions where appropriate.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and audit attestation of the independent auditors. It is also not the duty of the Audit Committee to resolve disagreements, if any, between management and the independent auditor.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

(mark one)

_X_ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2003

OR

____ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-14824

PLEXUS CORP.

(Exact Name of Registrant as Specified in its Charter)

Wisconsin	**39-1344447**
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
(920) 722-3451
(Address, including zip code, of principal executive offices and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:	None
Securities registered pursuant to Section 12(g) of the Act:	Common Stock, $.01 par value Preferred Stock Purchase Rights (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports(s)) and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. []

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 under the Exchange Act).
Yes _X_ No ____

As of December 9, 2003, there were 42,678,101 shares of common stock outstanding. As of March 31, 2003, 42,276,396 shares of Common Stock were outstanding, and the aggregate market value of the shares of Common Stock (based upon the $9.15 closing sale price on that date, as reported on the NASDAQ Stock Market) held by non-affiliates (excludes shares reported as beneficially owned by directors and executive officers – does not constitute an admission as to affiliate status) was approximately $373.2 million.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for 2003 Annual Meeting of Shareholders	Part III

"SAFE HARBOR" CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The statements contained in the Form 10-K which are not historical facts (such as statements in the future tense and statements including "believe," "expect," "intend," "plan," "anticipate" and similar words and concepts) are forward-looking statements that involve risks and uncertainties, including, but not limited to:

- the continued weak economic performance of the electronics and technology industries,
- the risk of customer delays, changes or cancellations in both ongoing and new programs,
- our ability to secure new customers and maintain our current customer base,
- the results of cost reduction efforts,
- the impact of capacity utilization and our ability to manage fixed and variable costs,
- the effects of facilities closures and restructurings,
- material cost fluctuations and the adequate availability of components and related parts for production,
- the effect of changes in average selling prices,
- the effect of start-up costs of new programs and facilities,
- the effect of general economic conditions and world events,
- the effect of the impact of increased competition and
- other risks detailed below, especially in "Risk Factors" and otherwise herein, and in our Securities and Exchange Commission filings.

In addition, see the Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7, particularly "General" and "Risk Factors" for a further discussion of some of the factors which could affect future results.

* * *

PART 1

ITEM 1. BUSINESS

Overview

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") provide product realization services to original equipment manufacturers, or OEMs, in the networking/datacommunications/telecom, medical, industrial/commercial, computer and transportation/other industries. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on complex, high technology and high reliability products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing configuration, logistics and test/repair.

Our customers include both industry-leading OEMs and emerging technology companies. Due to our focus on serving OEMs in advanced electronics technology, our business is influenced by major technological trends such as the level and rate of development of fiber optics and RF/wireless infrastructure, the expansion of network computing and internet use, and the expansion of outsourcing by OEMs, generally.

Established in 1979 as a Wisconsin corporation, we have approximately 4,800 full-time employees, including over 300 engineers and technologists, operating from 19 active facilities in 16 locations, totaling approximately 1.6 million square feet. Prior to fiscal 2003, we had expanded our capacity and geographic reach through a series of strategic acquisitions. Through these transactions, we have enhanced our access to, and ability to provide services within important technology corridors in Boston, Chicago, San Jose and Seattle; established facilities in Europe, Mexico and Asia; significantly increased the size and capabilities of our medical services offerings and printed circuit board ("PCB") design services. See note 13 to our consolidated financial statements, which is incorporated herein by reference, for information as to our foreign sales and assets.

We maintain a website at www.plexus.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after we electronically file those materials with, or furnish them to, the

Securities and Exchange Commission ("SEC"). You may access those reports by following the links under "Investors" at our website.

Services

Plexus offers a broad range of integrated services that provide customers with a total design, new product introduction and manufacturing solution to take a product from initial design through production to test/repair. Our customers may utilize any or all of the following services and tend to use more of these services as their outsourcing strategies mature:

Product development and design. We provide comprehensive conceptual design and value engineering services. These services include project management, initial feasibility studies, product concept definition, specifications for product features and functions, product engineering specifications, microprocessor selection, circuit design, software design, application-specific integrated circuit design, printed circuit board layout, product housing design, development of test specifications and product validation testing. Through our product development and design services, we provide customers with a complete product design that can be manufactured efficiently.

Prototyping and new product introduction services. We provide assembly of prototype products within our operating sites. We supplement our prototype assembly services with other value-added services, including printed circuit board design, materials management, manufacturing defects analysis, analysis of the manufacturability and testability of a design, test implementation and pilot production runs leading to volume production. These services link our engineering, our customers' engineering and our volume manufacturing. This link facilitates an efficient transition from engineering to manufacturing. We believe that these services provide significant value to our customers by accelerating their products' time-to-market schedule.

Test development and product testing. Enhanced product functionality has led to increasingly complex components and assembly techniques; consequently, there is a need to design and assemble increasingly complex in-circuit and functional test equipment for electronic products and assemblies. Our internal development of this test equipment allows us to rapidly implement test solutions and to efficiently test printed circuit assemblies, subassemblies, system assemblies and finished product. We also develop and utilize specialized equipment that allows us to environmentally stress-test products during functional testing to assure reliability. We believe that the design and production of test equipment is an important factor in our ability to provide technology-driven products of consistently high quality.

Manufacturing and assembly. We provide contract manufacturing services on either a "turnkey" basis, which means we procure some or all of the materials required for product assembly, or on a "consignment" basis, which means the customer supplies some, or occasionally all, of the materials necessary for product assembly. Turnkey services include materials procurement and warehousing in addition to manufacturing and involve greater resource investment and inventory risk management than consignment services. Substantially all of our manufacturing services currently are on a turnkey basis. These services, which we endeavor to provide on an agile and rapid basis, include developing and implementing a materials strategy that meets customers' demand and flexibility requirements, assembling printed circuit boards utilizing a wide range of assembly technologies, building and configuring final product and system boxes and testing assemblies to meet customers' requirements. We have the expertise to assemble very complex electronic products that utilize multiple printed circuit boards and subassemblies. These complex products are typically configured to fulfill unique customer requirements and many are shipped directly to our customers' end users. In addition, we have developed special processes and tools to meet industry-specific requirements. Among these are the tools and processes to assemble finished medical devices that meet U.S. Food and Drug Administration Quality Systems Regulation requirements and similar regulatory requirements of other countries.

After-market support. We provide service support for manufactured products. In this context, supported products, which may or may not be under a customer's warranty, may be returned for repairs or upgrades at the customer's discretion.

Customers and Industries Served

We provide services to a wide variety of customers, ranging from large multinational companies to smaller emerging technology companies, including start-ups. During fiscal 2003, we provided services to over 200 customers. Because of the variety of services we offer, our flexibility in design and manufacturing and our ability to respond to customer needs in a timely fashion, we believe that we are well positioned to offer our services to customers in most industries. For many customers, we serve both a design and production function, thereby permitting customers to concentrate on concept development, distribution and marketing, while accelerating their time to market, reducing their investment in engineering and manufacturing capacity and optimizing total product cost.

Siemens Medical Systems, Inc. ("Siemens") accounted for 12 percent of our net sales in fiscal 2003. No other customer accounted for 10 percent or more of our net sales in fiscal 2003. No customer represented 10 percent or more of net sales in either fiscal 2002 or 2001. The loss of Siemens, or any of our other major customers, could have a significant negative impact.

Many of our large customers contract independently through multiple divisions, subsidiaries, production facilities or locations. We believe that in most cases our sales to one such subsidiary, division, facility or location are not dependent on sales to others.

We provided services to the following industries in the following proportions:

Industry	2003	2002	2001
Networking/Datacommunications/Telecom	36%	36%	40%
Medical	32%	28%	22%
Industrial/Commercial	15%	20%	20%
Computer	12%	11%	10%
Transportation/Other	5%	5%	8%

Materials and Suppliers

We purchase raw materials and electronic components from manufacturers and distribution companies. The key electronic components we purchase include printed circuit boards, specialized components such as application-specific integrated circuits, semiconductors, interconnect products, electronic subassemblies (including memory modules, power supply modules and cable and wire harnesses), inductors, resistors and capacitors. Along with these electronic components, we also purchase components for use in higher-level assembly and manufacturing. These components include injection-molded plastic, pressure-formed plastics, vacuum-formed plastics, sheet metal fabrications, aluminum extrusions, die castings and various other hardware and fastener components. These components range from standard to highly customized, and they vary widely in terms of market volatility and price.

From time to time, allocation of components by suppliers becomes an integral part of the electronics industry, and component shortages can occur with respect to particular components. In response, we actively manage our business in a way that minimizes our exposure to materials and component shortages. We have developed a corporate procurement organization whose primary purpose is to create strong supplier alliances to ensure, as much as possible, a steady flow of components at competitive prices. Because we design products and can influence what components are used in some new products, manufacturers of components often provide us with priority access to a supply of materials and components, even during shortages. We have also established and continue to expand our strategic relationships with international purchasing offices, and we attempt to leverage our design position with suppliers. Beyond this, we have undertaken a series of initiatives, including the utilization of in-plant stores, point-of-use programs, assured supply programs and other efforts. All of these undertakings seek to improve our overall supply chain flexibility and to accommodate the current marketplace.

Sales and Marketing

We market our services primarily through our sales and marketing organization, which includes sales account managers, strategic customer managers, market sector specialists, technology specialists and advertising and other corporate communications personnel. Our sales and marketing efforts focus on generating new customers and expanding business with existing customers. We use our ability to provide a full range of product realization services as a marketing tool, and our technology specialists participate in marketing through direct customer contact and participation in industry symposia and seminars. Our sales force is integrated with the rest of our business and is aligned geographically within important technology corridors.

Competition

The market for the products and services we provide is highly competitive. We compete primarily on the basis of engineering, testing and production capabilities, technological capabilities and the capacity for responsiveness, quality and price. There are many competitors in the electronics design and assembly industry. Larger and more geographically diverse competitors have substantially more resources than we do. Other, smaller competitors compete only in specific sectors within limited geographical areas. We also compete against companies that design or manufacture items in-house rather than by outsourcing. In addition, we compete against foreign, low labor cost manufacturers. This foreign, low labor cost competition tends to focus on commodity and consumer-related products, which is not our primary focus.

Intellectual Property

We own various service marks, including "Plexus," and "Plexus, The Product Realization Company." Although we own certain patents, they are not currently material to our business. We do not have any material copyrights.

Information Technology

We began to implement in fiscal 2001 a new enterprise resource planning ("ERP") platform. This ERP platform is intended to augment our management information systems and includes software from J.D. Edwards (now part of Peoplesoft) and several other vendors. The ERP platform is intended to enhance and standardize our ability to globally translate information from production facilities into operational and financial information and to create a consistent set of core business applications at our worldwide facilities, although we will not necessarily convert all of our facilities to the same system. We believe that the related licenses are of a general commercial character on terms customary for these types of agreements. During fiscal 2003, we converted two manufacturing facilities to the new ERP platform. We anticipate converting at least one more facility to the new ERP platform and completing the integration of the core software in fiscal 2004. Some of the supplemental software programs that will be integrated with the core software will be integrated at later dates. Our conversion timetable and project scope remain subject to change based upon our evolving needs and sales levels.

Environmental Compliance

We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. Although we believe that we are in compliance with all federal, state and local environmental laws, and do not anticipate any significant expenditures in maintaining our compliance, there can be no assurances that violations will not occur which could have a material adverse effect on our results.

Employees

Our employees are one of our primary strengths, and we make considerable efforts to maintain a well-qualified staff. We have been able to offer enhanced career opportunities to many of our employees. Our human resources department identifies career objectives and monitors specific skill development for employees with potential for advancement. We invest at all levels of the organization to ensure that employees are well trained. We have a policy of involvement and consultation with employees in every facility and strive for continuous improvement at all levels.

We employ approximately 4,800 full-time employees. Given the quick response time required by our customers, we seek to maintain flexibility to scale our operations as necessary to maximize efficiency. To do so, we use skilled temporary labor in addition to our full-time employees. In Europe, approximately 40 of our employees are covered by union agreements. These union agreements are typically renewed at the beginning of each year, although in a few cases these agreements may last two or more years. Our employees in the United States, China, Malaysia and Mexico are not covered by union agreements. We have no history of labor disputes at any of our facilities. We believe that our employee relationships are good.

ITEM 2. PROPERTIES

Our facilities comprise an integrated network of technology and manufacturing centers, with corporate headquarters located in our engineering facility in Neenah, Wisconsin. We own or lease facilities with approximately 2.2 million square feet of capacity. This includes approximately 1.7 million square feet in the United States, approximately 0.2 million square feet in Mexico, approximately 0.2 million square feet in Asia and approximately 0.1 million square feet in Europe. Approximately 0.6 million square feet of this capacity is either vacant or subleased. The geographic diversity of our technology and manufacturing centers allows us to offer services from locations near our customers and major electronics markets. We believe that this approach reduces material and transportation costs and simplifies logistics and communications. This enables us to provide customers with a responsive, more complete, cost-effective solution. Our facilities are described in the following table:

Location	Type	Size (sq. ft.)	Owned/Leased
Neenah, Wisconsin (1)	Manufacturing	277,000	Leased
Nampa, Idaho	Manufacturing	216,000	Owned
Juarez, Mexico	Manufacturing	210,000	Leased
Buffalo Grove, Illinois	Manufacturing	141,000	Leased
Penang, Malaysia	Manufacturing	118,000	Owned
Bothell, Washington (2)	Manufacturing/Engineering	97,000	Leased
Appleton, Wisconsin	Manufacturing	67,000	Owned
Ayer, Massachusetts	Manufacturing	65,000	Leased
Xiamen, China	Manufacturing	63,000	Leased
Kelso, Scotland	Manufacturing	60,000	Leased
Maldon, England	Manufacturing	40,000	Owned
Freemont, California	Manufacturing	36,000	Leased
Neenah, Wisconsin	Engineering	105,000	Owned
Louisville, Colorado	Engineering	16,000	Leased
Raliegh, North Carolina	Engineering	14,000	Leased
Kelso, Scotland (3)	Engineering	2,000	Leased
Hillsboro, Oregon (4)	PCB Design	9,000	Leased
Neenah, Wisconsin (1) (5)	Office/Warehouse	84,000	Owned
El Paso, Texas	Office/Warehouse	13,000	Leased
San Diego, California (6)	Inactive/Other	198,000	Leased
Bothell, Washington (1) (7)	Inactive/Other	141,000	Leased
Neenah, Wisconsin (8)	Inactive/Other	93,000	Leased
Redmond, Washington (9)	Inactive/Other	60,000	Leased
San Diego, California (9)	Inactive/Other	36,000	Leased
Nashua, New Hampshire (10)	Inactive/Other	10,000	Leased
Kelso, Scotland (3)	Inactive/Other	2,000	Leased

(1) Includes more than one building.

(2) We have combined our engineering and manufacturing operations into one facility. Engineering operations occupy approximately 30,000 square feet with manufacturing operations occupying the remaining square footage.

(3) We consolidated two engineering facilities into one facility in December 2002. We are attempting to sublease the abandoned facility (2,500 square feet).

(4) We also have one small leased PCB design office in Tel Aviv, Israel.

(5) Operations ceased in February 2003 and the facilities are now used for warehousing and administrative purposes.

(6) Approximately 71,000 square feet of lease space was subleased to a third party in December 2002. We ceased operations in the remaining part of the facility in May 2003 and are seeking to also sublease that space.

(7) We consolidated the engineering and manufacturing facilities into a new facility. We are seeking to sublease the two unoccupied facilities (60,000 square feet and 81,000 square feet).

(8) We consolidated our leased warehousing space to an owned facility in Neenah, Wisconsin in May 2003. We are seeking to sublease the leased warehousing space.

(9) This building is subleased and no longer used in our business operations.

(10) As part of the sale of our PCB design operations in Nashua, New Hampshire, we subleased the facility to a group of former employees for one year. In addition, during fiscal 2003, we closed a small leased PCB design office in Dallas, Texas and subleased it to a third party.

ITEM 3. LEGAL PROCEEDINGS

As we have previously disclosed, the Company (along with hundreds of other companies) has been sued by the Lemelson Medical, Educational & Research Foundation Limited Partnership ("Lemelson") for alleged possible infringement of certain Lemelson patents. The complaint, which is one of a series of complaints by Lemelson against hundreds of companies, seeks injunctive relief, treble damages (amount unspecified) and attorneys' fees. The Company has obtained a stay of action pending developments in other related litigation. Based on information received from a party to that other litigation, we do not believe that it is likely that a decision will be rendered in the other litigation before spring 2004. The Company believes the vendors from which patent-related equipment was purchased may be required to contractually indemnify the Company. However, based upon the Company's observation of the plaintiff's actions in other parallel cases, it appears that the primary objective of the plaintiff is to cause defendants to enter into license agreements. Even though the patents at issue would theoretically relate to a significant portion of our net sales, if a judgment is rendered and/or a license fee required, it is the opinion of management that such judgment or fee would not be material to the Company's financial position, results of operations or cash flows. Lemelson Medical, Educational & Research Foundation Limited Partnership vs. Esco Electronics Corporation et al, US District Court for the District of Arizona, Case Number CIV 000660 PHX JWS (2000).

We are party to certain other lawsuits in the ordinary course of business. We do not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2003.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth our executive officers, their ages and the positions currently held by each person:

Name	Age	Position
Dean A. Foate	45	President, Chief Executive Officer and Director
F. Gordon Bitter	60	Vice President and Chief Financial Officer
David A. Clark	43	Vice President and Vice President-Materials, Plexus Corp. Electronic Assembly
Thomas J. Czajkowski	39	Vice President and Chief Information Officer
Paul L. Ehlers	47	Senior Vice President, and President of Plexus Electronic Assembly
Joseph D. Kaufman	46	Senior Vice President, Secretary and Chief Legal Officer
J. Robert Kronser	44	Executive Vice President and Chief Technology & Strategy Officer
Michael J. McGuire	48	Vice President – Worldwide Sales, Marketing and Business Development
Simon J. Painter	38	Corporate Controller and Chief Accounting Officer
David H. Rust	56	Vice President - Human Resources
George W.F. Setton	57	Corporate Treasurer and Chief Treasury Officer
Michael T. Verstegen	45	Vice President, and President of Plexus Technology Group

Dean A. Foate joined Plexus in 1984 and has served as President and Chief Executive Officer since 2002, and as a director since 2000; previously Chief Operating Officer from 2001 to 2002, Executive Vice President from 1999 to 2001 and President of Plexus Technology Group prior thereto.

F. Gordon Bitter joined Plexus out of retirement on October 31, 2002 as Vice President and Chief Financial Officer. Previously, Mr. Bitter was the Senior Vice President-Finance and Administration and Chief Financial Officer for Hadco Corporation, a printed circuit board and electronics contract manufacturer, from 1998 to 2000. From 1997 to 1998, Mr.

Bitter was CEO and CFO of Molten Metal Technology, a recycler of industrial wastes. Prior to that, Mr. Bitter had held numerous senior financial and operational positions in various industrial companies.

David A. Clark joined Plexus in 1995 and has served as Vice President since 2002. In 1999, Mr. Clark took the position of Vice President-Materials for Plexus Electronic Assembly, a position he continues to hold. Prior to that, he was Director of Procurement for Plexus Electronic Assembly.

Thomas J. Czajkowski joined Plexus in 2001 and has served as Vice President and Chief Information Officer since 2002. Prior to that, Mr. Czajkowski served as Chief Information Officer. Prior to joining Plexus, Mr. Czajkowski was a Senior Manager at Deloitte Consulting from 1993 to 2001.

Paul L. Ehlers joined Plexus in 1980 and has served as Senior Vice President since 2002. In 2001, Mr. Ehlers served as Vice President. In addition, Mr. Ehlers has served as President of Plexus Electronic Assembly since 2000. From 1995 to 1999, Mr. Ehlers managed various manufacturing facilities.

Joseph D. Kaufman joined Plexus in 1986 and has served as Senior Vice President, Secretary and Chief Legal Officer since 2001, and as Vice President, Secretary and General Counsel of Plexus from 1990 to 2001.

J. Robert Kronser joined Plexus in 1981 serving in various engineering roles and has served as an Executive Vice President and Chief Technology and Strategy Officer since 2001. From 1999 to 2001, Mr. Kronser served as Vice President of Sales and Marketing. From 1993 to 1999, Mr. Kronser managed the Advanced Manufacturing Center.

Michael J. McGuire joined Plexus in 2002 as Vice President-Worldwide Sales, Marketing and Business Development. Previously, from 2000 to 2002, Mr. McGuire served as Senior Vice President of Sales for Nu Horizons Electronics Corp. Prior to that, Mr. McGuire served as the Midwest Regional Vice President of Sales for Marshall Industries, Inc. from 1987 to 2000.

Simon J. Painter joined Plexus in June 2000 as Corporate Controller. In February 2003, Mr. Painter was appointed to the position of Chief Accounting Officer. Prior to joining Plexus, Mr. Painter was an auditor with the firm of PricewaterhouseCoopers LLP, from 1991 to 2000, serving most recently as an Audit Manager.

David H. Rust joined Plexus in 2001 as Vice President - Human Resources. Previously, Mr. Rust served as Vice President and Chief Human Resources Officer from 1990 to 2001 for Menasha Corporation.

George W.F. Setton joined Plexus in 2001 as Corporate Treasurer and Chief Treasury Officer. He was Plexus' Principal Accounting Officer from 2001 to 2003. Previously, from 2000 to 2001, Mr. Setton was a partner in Euram, Inc., a financial consulting firm, and from 1997 to 1999, Mr. Setton served as Group Treasurer for Carr Futures, Inc. He previously held various positions at Square D/Groupe Schneider, including Assistant Treasurer of Schneider North America, Tresorier Adjoint of Groupe Schneider, and Assistant Treasurer of Square D Company.

Michael T. Verstegen joined Plexus in 1983 and has served as Vice-President since 2002. In addition, Mr. Verstegen served as President of Plexus Technology Group since 2001. Mr. Verstegen has held various management positions within the engineering business unit from 1995 to 2000.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

For the fiscal years ended September 30, 2003 and 2002, the Company's Common Stock has traded on the NASDAQ Stock Market. The price information below represents high and low sale prices of our common stock for each quarterly period.

Fiscal Year Ended September 30, 2003	High	Low	Fiscal Year Ended September 30, 2002	High	Low
First Quarter	$15.76	$ 7.38	First Quarter	$36.74	$21.30
Second Quarter	$10.41	$ 7.94	Second Quarter	$29.94	$20.96
Third Quarter	$13.48	$ 8.83	Third Quarter	$28.49	$14.59
Fourth Quarter	$18.45	$11.18	Fourth Quarter	$18.15	$ 9.15

As of December 9, 2003, there were approximately 1,050 shareholders of record. We have not paid any cash dividends. We anticipate that all earnings in the foreseeable future will be retained to finance the development of our business. See also Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of the Company's dividend intentions.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights (1) (dollars in thousands, except per share amounts)

	For the years ended September 30,				
Operating Statement Data	**2003**	**2002**	**2001**	**2000**	**1999**
Net sales	$ 807,837	$ 883,603	$1,062,304	$ 751,639	$ 492,41
Gross profit	52,965	81,320	131,790	107,164	66,40
Gross margin percentage	6.6%	9.2%	12.4%	14.3%	13.5
Operating income (loss)	(71,531) (2)	(3,636) (3)	68,388 (4)	69,870 (5)	34,42
Operating margin percentage	(8.9%)	(0.4%)	6.4%	9.3%	7.0
Net income (loss)	(67,978) (2)	(4,073) (3)	39,150 (4)	40,196 (5)	20,31
Earnings (loss) per share (diluted)	$ (1.61) (2)	$ (0.10) (3)	$ 0.91 (4)	$ 1.04 (5)	$ 0.5
Cash Flow Statement Data					
Cash flows provided by (used in) operations	$ (19,953)	$ 130,455	$ 119,479	$ (51,392)	$ 19,72
Capital equipment additions	22,372	30,760	54,560	44,228	18,19
Balance Sheet Data					
Working capital	$ 210,315	$ 219,854	$ 277,055	$ 213,596	$ 110,41
Total assets	553,054	583,945	602,525	515,608	229,63
Long-term debt and capital lease obligations	23,502	25,356	70,016	141,409	14
Shareholders' equity	371,016	430,689	426,852	209,362	146,40
Return on average assets	(12.0%)	(0.7%)	7.0%	10.8%	9.8
Return on average equity	(17.0%)	(0.9%)	12.3%	22.6%	15.5
Inventory turnover ratio	6.5x	7.0x	5.3x	4.4x	6.2

(1) As a result of the fiscal 1999 merger with SeaMED Corporation ("SeaMED"), prior historical results have been restated utilizing the pooling-of-interests method of accounting. Historical results have not been restated for the fiscal 2001 merger with e2E Corporation ("e2E") and the fiscal 2000 merger with Agility, Incorporated ("Agility") as they would not differ materially from reported results.

(2) In response to the reduction in our sales and reduced capacity utilization, we recorded fiscal 2003 restructuring costs of approximately $59.3 million. These costs totaled approximately $36.8 million after-tax. In addition, we adopted SFAS No. 142 for the accounting of goodwill and other intangible assets. Under the transitional provisions of Statement of Financial Accounting Standards No. 142, we determined that a pre-tax transitional impairment charge of $28.2 million was required, which was recorded as a cumulative effect of a change in accounting for goodwill ($23.5 million after-tax).

(3) In January 2002, we completed the acquisition of certain assets of MCMS, Inc. ("MCMS"). The results from operations of the assets acquired from MCMS are reflected in our financial statements from the date of acquisition. No goodwill resulted from the acquisition. We incurred approximately $0.3 million of acquisition costs in fiscal 2002 associated with the acquisition of the MCMS operations. In response to the reduction in our sales and reduced capacity utilization, we also recorded fiscal 2002 restructuring costs of approximately $12.6 million. Together, these costs totaled approximately $8.3 million after-tax.

(4) In connection with the May 2001 acquisition of Qtron Inc. ("Qtron") and merger with e2E, we recorded acquisition and merger costs of approximately $1.6 million ($1.4 million after-tax). In connection with an economic slowdown, we recorded restructuring costs of approximately $1.9 million ($1.1 million after-tax). The effects of the acquisition of Qtron are reflected in the financial statements from the date of acquisition.

(5) In connection with the merger with Agility and the acquisitions of Keltek (Holdings) Limited ("Keltek"), and the turnkey electronics manufacturing services operations of Elamex, S.A. de C.V. ("Mexico turnkey operations"), Plexus recorded acquisition and merger costs of $1.1 million ($0.9 million after-tax).

(6) In connection with the merger with SeaMED, Plexus recorded merger and other related charges of $7.7 million ($6.0 million after-tax).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We provide product realization services to original equipment manufacturers, or OEMs, in the networking/datacommunications/telecom, medical, industrial/commercial, computer and transportation/other industries. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on complex, high-end products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing configuration, logistics and test/repair. The following information should be read in conjunction with our consolidated financial statements included herein and the "Risk Factors" section beginning on page 17.

We provide contract manufacturing services on either a turnkey basis, which means we procure some or all of the materials required for product assembly, or on a consignment basis, which means the customer supplies some, or occasionally all, of the materials necessary for product assembly. Turnkey services include materials procurement and warehousing in addition to manufacturing and involve greater resource investment and inventory risk management than consignment services. Turnkey manufacturing currently represents substantially all of our manufacturing services. Turnkey sales typically generate higher sales and higher gross profit dollars with lower gross margin percentages than consignment sales due to the inclusion of component costs, and related markup, in our net sales. However, turnkey manufacturing involves the risk of inventory management, and a change in component costs can directly impact average selling prices, gross margins and net sales. Our quarterly and annual results are affected by the level and timing of customer orders, fluctuations in materials costs and the degree of automation used in the assembly process.

MERGERS AND ACQUISITIONS/DISPOSITIONS

In January 2002, we acquired certain assets of MCMS, Inc. ("MCMS"), an electronics manufacturing services provider, for approximately $42.0 million in cash. The assets purchased from MCMS include manufacturing operations in Penang, Malaysia; Xiamen, China; and Nampa, Idaho. The acquisition did not include any interest-bearing debt, but included the assumption of total liabilities of approximately $7.2 million. The results from MCMS's operations are reflected in our financial statements from the date of acquisition. No goodwill resulted from this acquisition. We incurred approximately $0.3 million of acquisition costs in the second quarter of fiscal 2002 associated with the acquisition of MCMS.

On May 23, 2001, we acquired Qtron, Inc. ("Qtron"), a privately held EMS provider with a facility located in San Diego, California ("San Diego"). We purchased all of the outstanding shares of Qtron for approximately $29.0 million in cash, paid outstanding Qtron notes payable of $3.6 million to Qtron shareholders and assumed liabilities of $47.4 million, including capital lease obligations of $18.8 million for a manufacturing facility. The results of Qtron's operations have been reflected in our financial statements from the date of acquisition. The excess of the cost over the fair value of the net assets acquired of approximately $24 million was recorded as goodwill. Through September 30, 2002, we were amortizing goodwill over 15 years. Effective the first quarter of fiscal 2003, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, goodwill was no longer amortized. Goodwill was also partially impaired as a result of a transitional impairment evaluation upon adoption of SFAS No. 142. In December 2002, the primary customer of San Diego provided notice of its intent to transition most of its programs to non-Plexus facilities. As a consequence, we closed San Diego during fiscal 2003 and wrote off the remaining goodwill.

In fiscal 2003, we also closed our facility in Richmond, Kentucky ("Richmond"), and ceased production in our oldest plant in Neenah, Wisconsin. These actions and related charges are further discussed below. In addition, we sold our PCB design operations in Nashua, New Hampshire to a group of former employees; however, this transaction did not have a material impact on our consolidated financial statements.

RESULTS OF OPERATIONS

Net sales. Net sales for the year ended September 30, 2003 decreased 9 percent to $807.8 million from $883.6 million for the year ended September 30, 2002. Our reduced sales levels reflected the slowdown in technology markets, primarily in the network/datacommunications/telecom, industrial/commercial and computer industries, which have been further impacted by reduced capital spending by companies in these industries. Net sales in fiscal 2003 compared to net sales in fiscal 2002 were also adversely affected by the loss of the programs of the primary customer in our San Diego facility. The slowdown in the technology markets in fiscal 2003 was offset, in part, by increased sales to the medical industry. We currently expect first quarter of fiscal 2004 sales to be in the range of $230 million to $240 million as a result of strengthened demand from a number of existing customers, as well as the start of production for several new customers. However, our results will ultimately depend on actual customer order levels.

Net sales for the year ended September 30, 2002, decreased 17 percent to $883.6 million from $1.1 billion for the year ended September 30, 2001. Net sales for fiscal 2002 included approximately $71 million, or 8 percent of sales, related to the acquired MCMS operations. Our sales decline reflected the continued slowdown in technology markets in most end-markets but primarily due to the networking/datacommunications/telecom and industrial/commercial end-markets. We were also affected by a relatively sharp downturn of orders and forecasts, particularly in engineering, subsequent to the September 11, 2001 attacks, as a consequence of the economic uncertainties resulting from the attacks and their aftermath. These factors resulted in customers becoming more cautious in placing new orders.

Siemens Medical Systems, Inc. ("Siemens") represented 12 percent of our net sales in fiscal 2003. We had no other customers that represented 10 percent or more of our net sales in fiscal 2003. We had no customers that represented 10 percent or more of net sales for the years ended September 30, 2002 and 2001. Sales to our ten largest customers accounted for 55 percent of sales for the year ended September 30, 2003, compared to 48 percent and 51 percent for the years ended September 30, 2002 and 2001, respectively. As with sales to most of our customers, sales to our largest customers may vary from time to time depending on the size and timing of program commencement, termination, delays, modifications and transitions. We remain dependent on continued sales to our significant customers, and we generally do not obtain firm, long-term purchase commitments from our customers. Customer forecasts can and do change as a result of their end-market demand and other factors. Although any change in orders from these or other customers could materially affect our results of operations, we are dedicated to diversifying our customer base and decreasing our dependence on any particular customer or customers.

Our sales for the years ended September 30, 2003, 2002 and 2001, respectively, by industry were as follows:

Industry	2003	2002	2001
Networking/Datacommunications/Telecom	36%	36%	40%
Medical	32%	28%	22%
Industrial/Commercial	15%	20%	20%
Computer	12%	11%	10%
Transportation/Other	5%	5%	8%

Gross profit. Gross profit for the year ended September 30, 2003, decreased 35 percent to $53.0 million from $81.3 million for the year ended September 30, 2002. The gross margin percentage for the year ended September 30, 2003, was 6.6 percent, compared to 9.2 percent for the year ended September 30, 2002. The decline in gross margin was due primarily to reduced utilization of manufacturing capacity, lower product pricing and higher costs incurred to transfer customer programs to other Plexus operating sites as a result of closing San Diego and Richmond.

Overall gross margins were affected by lower sales levels as a result of a slowdown in end-market demand, particularly in the networking/datacommunications/telecom and industrial/commercial industries, and the concomitant impact on capacity utilization. Gross margins reflect a number of factors that can vary from period to period, including product mix, the level of start-up costs and efficiencies associated with new programs, product life cycles, sales volumes, price erosion within the electronics industry, capacity utilization of surface mount and other equipment, labor costs and efficiencies, the management of inventories, component pricing and shortages, average sales prices, the mix of turnkey and consignment business, fluctuations and timing of customer orders, changing demand for our customers' products and competition within the electronics industry. These, and other factors, can cause variations in our operating results. There can be no assurance that gross margins will not decrease in future periods.

Gross profit for the year ended September 30, 2002, decreased 38 percent to $81.3 million from $131.8 million for the year ended September 30, 2001. The gross margin percentage for the year ended September 30, 2002, was 9.2 percent, compared to 12.4 percent for the year ended September 30, 2001. The decline in gross margin in fiscal 2002 compared to fiscal 2001 was due primarily to our reduced utilization of manufacturing and engineering capacity.

Most of the research and development we conduct is paid for by our customers and is therefore included in both sales and cost of sales. We conduct our own research and development, but that research and development is not specifically identified, and we believe such expenses are less than one percent of our sales.

Operating expenses. Selling and administrative (S&A) expenses for the year ended September 30, 2003, were $65.2 million as compared to $66.9 million and $55.8 million for the years ended September 30, 2002 and 2001, respectively. As a percentage of net sales, S&A expenses were 8.1 percent for the year ended September 30, 2003, compared to 7.6 percent and 5.3 percent for the years ended September 30, 2002 and 2001, respectively.

The decrease of S&A expenses in dollar terms in fiscal 2003 as compared to fiscal 2002 was due primarily to fiscal 2003 restructuring actions and reductions in corporate spending. These reductions were offset, in part, by approximately $1.2 million of additional expenses for information technology systems support related to the implementation of a new enterprise resource planning ("ERP") platform. This ERP platform is intended to augment our management information systems and includes various software systems to enhance and standardize our ability to globally translate information from production facilities into operational and financial information and create a consistent set of core business applications at our worldwide facilities.

During fiscal 2003, two manufacturing facilities were converted to the new ERP platform, which resulted in additional training and implementation costs. Over the next two quarters, we intend to develop enhancements for the new ERP platform. We anticipate converting at least one more facility to the new ERP platform. Training and implementation costs are expected to continue over the next several quarters as we make system enhancements and convert an additional facility to the new ERP platform. The conversion timetable and project scope remain subject to change based upon our evolving needs and sales levels. In addition to S&A expenses associated with the new ERP system, we continue to incur capital expenditures for hardware, software and certain other costs for testing and installation. As of September 30, 2003, property, plant and equipment includes $27.9 million of capital expenditures related to the new ERP platform, including $10.9 million capitalized in fiscal 2003. Amortization of the capitalized costs associated with the ERP platform commenced in fiscal 2003 and totaled $0.7 million. We anticipate incurring at least an additional $5.0 million of capital expenditures for the ERP platform over the next fiscal year.

Effective the first quarter of fiscal 2003, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we no longer amortized goodwill. However, goodwill was impaired as a result of a transitional impairment evaluation upon adoption of SFAS No. 142. See discussion below under "Cumulative effect of a change in accounting for goodwill." Subsequent to the initial adoption of SFAS No. 142, we are required to perform an annual impairment test, or more frequently if an event or changes in circumstance indicates that an impairment loss has occurred, which could materially affect our results of operations in any given period. In early fiscal 2003, $5.6 million of goodwill was impaired as a result of the loss of a major customer in San Diego (see discussion below). We completed the annual impairment test during our third quarter of fiscal 2003 and determined that no further impairment existed.

During fiscal 2003, we recorded pre-tax restructuring and impairment costs totaling $59.3 million. These costs resulted from actions taken in response to reductions in our end-market demand. These actions included closing San Diego and Richmond, the consolidation of several leased facilities, re-focusing the PCB design group, a write-off of remaining goodwill associated with the acquisition of Qtron, the write-down of underutilized assets to fair value at several locations, and the costs associated with reductions in work force in several manufacturing, engineering and corporate groups. These measures were intended to align our capabilities and resources with lower industry demand.

The Richmond facility was phased out of operations and sold in September 2003. Production was shifted to other Plexus operating sites in the United States and Mexico. The closure of Richmond resulted in a write-down of the building, a write-down of underutilized assets to fair value, and costs relating to the elimination of the facility's work force. Building impairment charges related to Richmond totaled $3.7 million. San Diego was closed in May 2003. The closure of San Diego resulted in a write-off of remaining goodwill, the write-down of underutilized assets to fair value, and costs relating to the elimination of the facility's work force. Building impairment charges totaled $6.3 million. During fiscal 2003, goodwill impairment for San Diego totaled approximately $20.4 million, of which $14.8

million was impaired as a result of a transitional impairment evaluation under SFAS No. 142 (see discussion below under "Cumulative effect of a change in accounting for goodwill") and $5.6 million was impaired as a result of our decision to close the facility.

Other fiscal year 2003 restructuring actions included the consolidation of several leased facilities, the write-down of underutilized assets to fair value and work force reductions, which primarily affected operating sites in Juarez, Mexico ("Juarez"); Seattle, Washington ("Seattle"); Neenah, Wisconsin ("Neenah") and the United Kingdom ("UK"). Restructuring actions also impacted our engineering and corporate organizations. Employee termination and severance costs for fiscal 2003 related to the termination of approximately 1,000 employees.

For the year ended September 30, 2002, we recorded restructuring and impairment costs totaling $12.6 million. These charges resulted from actions taken in response to reductions in sales levels and capacity utilization and included the reduction of our work force and the write-off of certain underutilized assets to fair value at several locations. The employee termination and severance costs for fiscal 2002 affected approximately 700 employees. The operating site closures included two owned facilities: one located in Neenah (the oldest of our four facilities in Neenah) and the other located in Minneapolis, Minnesota. These facilities were no longer adequate to service the needs of our customers and would have required significant investment to upgrade. The Neenah facility was phased out of operation in February 2003 and is currently used for warehousing and administrative purposes. The Minneapolis facility was phased out of operation in July 2002 and sold in October 2002. There was no building impairment charge associated with the closure of these two facilities. The lease termination costs were primarily related to our facilities in Seattle and San Diego.

For the year ended September 30, 2001, we recorded pre-tax restructuring charges of $1.9 million. We reduced our cost structure through the reduction of our work force and by writing off certain underutilized assets in response to the reduction in our sales levels. The employee termination and severance costs provided for the elimination of approximately 50 employees.

The following table summarizes our restructuring and impairment costs for fiscal 2003, 2002 and 2001:

	Years ended September 30,		
	2003	2002	2001
Non-cash impairment costs:			
Fixed asset impairment	$32,451	$ 4,890	$ 1,182
Write-off of goodwill	5,595	-	-
	38,046	4,890	1,182
Cash restructuring costs:			
Severance costs	10,358	3,819	642
Lease termination costs	10,940	3,872	102
	21,298	7,691	744
Total restructuring and impairment costs	$59,344	$ 12,581	$ 1,926

As of September 30, 2003, we have a remaining restructuring liability of approximately $10.8 million, of which $6.0 million is expected to be paid in fiscal 2004. The remaining $4.8 million of accrued liabilities is expected to be paid through June 2008.

We currently expect that our restructuring actions will result, when fully implemented, in annualized cost savings of approximately $30 million, although these savings may be offset in part by reduced revenues and other changes in our cost structure. These savings will primarily benefit cost of sales through lower depreciation, lower lease expense and reduced employee expenses.

For the year ended September 30, 2002, we incurred approximately $0.3 million of acquisition costs related to the MCMS acquisition. Acquisition and merger costs of approximately $1.6 million for the year ended September 30, 2001 were related to the Qtron and e2E acquisitions.

Cumulative effect of a change in accounting for goodwill. We adopted SFAS No. 142 for the accounting for goodwill and other intangible assets as of October 1, 2002. Under the transitional provisions of SFAS No. 142, we identified locations with goodwill, performed impairment tests on the net goodwill and other intangible assets associated with each location using a valuation date as of October 1, 2002, and determined that a pre-tax transitional impairment charge of $28.2 million was required related to the San Diego and Juarez locations. The impairment charge was recorded as a cumulative effect of a change in accounting for goodwill in our Consolidated Statements of Operations.

Income taxes. Income taxes decreased to a $27.2 million income tax benefit for the year ended September 30, 2003, from a $1.8 million income tax benefit and $26.2 million of income tax expense for the years ended September 30, 2002 and 2001, respectively. Our effective income tax rate increased to approximately 38 percent in fiscal 2003 as compared to 30 percent in fiscal 2002. The increase in the effective tax rate is due primarily to the absence in fiscal 2003 of non-deductible goodwill amortization expenses that were present in fiscal 2002.

As of September 30, 2003, we had net deferred income tax assets of $48.6 million, which have arisen from available income tax losses and future income tax deductions. Our ability to use these income tax losses and future income tax deductions is dependent upon our future operations in the tax jurisdictions in which such losses or deductions arose. We would record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Although realization is not assured, based on the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies, we determined that as of September 30, 2003, no tax valuation allowance is required. However, should we experience a pre-tax loss in fiscal 2004 resulting from revenue declines and/or the inability to improve operating margins, a tax valuation reserve may be required in fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows used in operating activities were ($20.0) million for the year ended September 30, 2003, compared to cash flows provided by operating activities of $130.5 million and $119.5 million for the years ended September 30, 2002 and 2001, respectively. During fiscal 2003, cash used in operating activities was primarily related to fund losses, increased inventory, deferred income tax assets and payments to terminate our former asset securitization facility. These uses of cash were partially offset by an increase in our accounts payable.

Our days sales outstanding in accounts receivable as of September 30, 2003 remained constant at 47 days compared to September 30, 2002. Included in these calculations are the addback of amounts sold under the asset securitization facility, which were $0 and $16.6 million as of September 30, 2003 and 2002, respectively. Our inventory turns decreased to 6.5 turns for the year ended September 30, 2003 from 7.0 turns for the year ended September 30, 2002. Inventory turns were negatively impacted due to a build up of raw materials and work-in-process inventory for existing and new customers in anticipation of increased customer demand in the first quarter of fiscal 2004.

Cash flows provided by investing activities totaled $13.6 million for the year ended September 30, 2003. The primary sources were sales and maturities of short-term investments offset by purchases of property, plant and equipment.

We utilize available cash, debt and operating leases to fund our operating requirements. We utilize operating leases primarily in situations where concerns about technical obsolescence outweigh the benefits of owning the equipment. We currently estimate capital expenditures for fiscal 2004 will be approximately $20 million to $25 million. This estimate does not include any acquisitions which we may undertake. Our level of capital expenditures for fiscal 2004 will be heavily dependent on anticipated sales levels.

Cash flows provided by financing activities, totaling $1.0 million for the year ended September 30, 2003, primarily represent proceeds from stock issuances and the exercise of stock options offset by payments on capital lease obligations.

On October 22, 2003, we entered into a secured revolving credit facility (the "Secured Credit Facility") with a group of banks that allows us to borrow up to $100 million. Borrowing under the Secured Credit Facility will be either through revolving or swing loans or letters of credit. The Secured Credit Facility is secured by substantially all of our domestic working capital assets and a pledge of 65 percent of the stock of each of our foreign subsidiaries. Interest on borrowings varies with usage and begins at the Prime rate (as defined) or the LIBOR rate plus 1.5 percent. We also are required to pay an annual commitment fee of 0.5 percent of the unused credit commitment, a maximum of $0.5 million per year. The Secured Credit Facility matures on October 22, 2006 and includes certain financial covenants customary in agreements of this type. These covenants include a maximum total leverage ratio, a minimum domestic cash or marketable securities balance, a minimum tangible net worth and a minimum adjusted EBITDA, as defined in the agreement.

We terminated our previous credit facility ("Old Credit Facility") effective December 26, 2002 at which time no amounts were outstanding. Termination of the Old Credit Facility was occasioned by anticipated noncompliance with a minimum interest expense coverage ratio covenant as of December 31, 2002, which was a result of the restructuring and impairment costs incurred in the first quarter of fiscal 2003. At the date of termination of the Old Credit Facility, we wrote off unamortized deferred financing costs of approximately $0.5 million.

In fiscal 2001, we entered into an agreement to sell up to $50 million of trade accounts receivable without recourse to Plexus ABS Inc. ("ABS"), a wholly owned, limited purpose subsidiary of Plexus. ABS is a separate entity that sold, under a separate agreement, participating interests in a pool of our accounts receivable to financial institutions. The financial institutions then received an ownership and security interest in the pool of receivables. The agreement also included standards for determining which receivables may be sold, and included customary indemnification obligations that are more specifically described in Note 14 of Notes to the Consolidated Financial Statements. The agreement expired in September 2003. We did not renew the agreement upon its expiration, which resulted in our use of approximately $17.3 million of cash in the fourth quarter of fiscal 2003 to reacquire accounts receivable previously sold under the asset securitization facility.

We believe that our Secured Credit Facility, leasing capabilities, cash and short-term investments and projected cash from operations should be sufficient to meet our working and fixed capital requirements through fiscal 2004 and the foreseeable future.

We have not paid cash dividends in the past and do not anticipate paying them in the foreseeable future. We anticipate using any earnings to support our business.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Our disclosures regarding contractual obligations and commercial commitments are located in various parts of our regulatory filings. Information in the following table provides a summary of our contractual obligations and commercial commitments as of September 30, 2003 (in thousands):

	Payments Due by Fiscal Period				
Contractual Obligations	Total	2004	2005-2006	2007-2008	2009 and thereafter
Capital Lease Obligations	$ 43,705	$ 3,173	$ 5,846	$ 6,041	$ 28,645
Operating Leases	81,136	13,730	23,010	15,826	28,570
Unconditional Purchase Obligations*	-	-	-	-	-
Other Long-Term Obligations**	1,999	808	1,191	-	-
Total Contractual Cash Obligations	$ 126,840	$ 17,711	$ 30,047	$ 21,867	$ 57,215

* - There are no unconditional purchase obligations other than purchases of inventory and equipment in the ordinary course of business. All such unconditional purchase obligations of inventory and equipment have a term of less than one year.

** - As of September 30, 2003, other long-term obligations consist of salary commitments under employment agreements. We did not have, and were not subject to, any lines of credit, standby letters of credit, guarantees, standby repurchase obligations, or other commercial commitments. Our off-balance-sheet asset securitization facility expired in September 2003.

DISCLOSURE ABOUT CRITICAL ACCOUNTING POLICIES

Our accounting policies are disclosed in Note 1 to the Consolidated Financial Statements. During the year ended September 30, 2003, the only material change to these policies related to our accounting for intangible assets. Modifications were also made in our policies for accounting for the impairment of long-lived assets and restructuring costs; however, such changes did not have a material effect on our financial position or results of operations. The significant accounting policies are as follows:

Impairment of Long-Lived Assets – We adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective October 1, 2002. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed in SFAS No. 142 as described below. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of, but requires that its depreciable life be revised in accordance with APB Opinion No. 20 "Accounting Changes."

We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include decreases in future performance or industry demand and the restructuring of our operations.

Intangible Assets - We adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective October 1, 2002. Under SFAS No. 142, beginning October 1, 2002, we no longer amortize goodwill and intangible assets with indefinite useful lives, but, instead, test those assets for impairment at least annually with any related losses recognized in earnings when incurred. We will perform goodwill impairment tests annually during the third quarter of each fiscal year and more frequently if an event or circumstance indicates that an impairment loss has occurred.

Under the transitional provisions of SFAS No. 142, we identified locations with goodwill, performed impairment tests on the net goodwill and other intangible assets associated with each location using a valuation date as of October 1, 2002, and determined that a pre-tax transitional impairment charge of $28.2 million was required. The impairment charge was recorded as a cumulative effect of a change in accounting for goodwill in our Consolidated Statements of Operations. See Note 1 to the Notes to Consolidated Financial Statements. In early fiscal 2003, we incurred additional goodwill impairment of $5.6 million as a result of the Company's decision to close the San Diego facility (see Note 10 to the Notes to Consolidated Financial Statements).

We measure the recoverability of goodwill under the annual impairment test by comparing a reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit based on projected discounted future cash flows. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of impairment loss, if any.

Revenue – Revenue from manufacturing services is generally recognized upon shipment of the manufactured product to our customers, under contractual terms, which are generally FOB shipping point. Upon shipment, title transfers and the customer assumes risks and rewards of ownership of the product. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then revenue is recognized at the time when such requirements are completed and such obligations fulfilled.

Revenue from engineering design and development services, which are generally performed under contracts of twelve months or less duration, is recognized as costs are incurred utilizing the percentage-of-completion method; any losses are recognized when anticipated. Revenue from engineering design and development services is less than ten percent of total revenue.

Revenue is recorded net of estimated returns of manufactured product based on management's analysis of historical returns, current economic trends and changes in customer demand. Revenue also includes amounts billed to customers for shipping and handling. The corresponding shipping and handling costs are included in cost of sales.

Restructuring Costs –From fiscal 2001 through fiscal 2003, we recorded restructuring costs in response to reductions in sales and reduced capacity utilization. These restructuring costs included employee severance and benefit costs, and costs related to plant closings, including leased facilities that will be abandoned (and subleased, as applicable). Prior to January 1, 2003, severance and benefit costs were recorded in accordance with Emerging Issues Task Force ("EITF") 94-3 and for leased facilities that were abandoned and subleased, the estimated lease loss was accrued for future remaining lease payments subsequent to abandonment, less any estimated sublease income. As of September 30, 2003, the significant facilities which we plan to sublease have not yet been subleased; and, accordingly, our estimates of expected sublease income could change based on factors that affect our ability to sublease those facilities such as general economic conditions and the real estate market, among others. For equipment, the impairment losses recognized are based on the fair value estimated using existing market prices for similar assets, less estimated costs to sell. See Note 10 in the Notes to Consolidated Financial Statements.

Subsequent to December 31, 2002, costs associated with a restructuring activity are recorded in compliance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The timing and related recognition of recording severance and benefit costs that are not presumed to be an ongoing benefit as defined in SFAS No. 146, depends on whether employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. During fiscal 2003, we concluded that we had a substantive severance plan based upon our past severance practices; therefore, we recorded certain severance and benefit costs in accordance with SFAS No. 112, "Employer's Accounting for Post employment Benefits," which resulted in the recognition of a liability as the severance and benefit costs arose from an existing condition or situation and the payment was both probable and reasonably estimated.

For leased facilities that will be abandoned and subleased, a liability is recognized and measured at fair value for the future remaining lease payments subsequent to abandonment, less any estimated sublease income that could be reasonably obtained for the property. For contract termination costs, including costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity, a liability for future remaining payments under the contract is recognized and measured at its fair value. See Note 10 in the Notes to Consolidated Financial Statements.

The recognition of restructuring costs requires that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. If our actual results in exiting these facilities differ from our estimates and assumptions, we may be required to revise the estimates of future liabilities, requiring the recording of additional restructuring costs or the reduction of liabilities already recorded. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted SFAS No 143 effective October 1, 2002. The adoption of this standard did not have a material effect on our financial position or results of operations.

In October 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed by SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of, but requires that its depreciable life be revised in accordance with APB Opinion No. 20, "Accounting Changes." SFAS No. 144 also requires that an impairment loss be recognized at the date a long-lived asset is exchanged for a similar productive asset. We adopted SFAS No. 144 effective October 1, 2002. The adoption of this standard did not have a material effect on our financial position or results of operations.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement required that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations, but may impact the timing of the recognition of the costs and liabilities resulting from any future restructuring activities.

In November 2002, Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued, which requires us at the time we issue a guarantee to recognize an initial liability for the fair value of obligations assumed under the guarantee and to elaborate on existing disclosure requirements. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 were effective in our first fiscal quarter of 2003. Adoption of the initial recognition provisions of FIN No. 45 did not have a material impact on our consolidated financial statements; however, FIN No. 45 may have a significant impact on our future results of operations and financial position.

In November 2002, the EITF reached a consensus regarding EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for us commencing with our fiscal year 2004 and is not expected to have a material impact on our consolidated results of operations or financial position.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" was issued. SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based employee compensation and is effective for fiscal years ending after December 15, 2002. In addition, SFAS No. 148 requires prominent disclosures in both annual and interim financial statements about the effects on reported net income of an entity's method of accounting for stock-based employee compensation. We did not effect a voluntary change in accounting to the fair value method, and, accordingly, SFAS No. 148 did not have an impact on our results of operations or financial position.

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities" was issued. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 52, "Consolidated Financial Statements," to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the exposure to expected losses of the variable interest entity. The Interpretation is effective immediately for variable interest entities created after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the Interpretation, as amended by FSP No. FIN 46-6, applies in the first fiscal year or interim period beginning after December 15, 2003. The issuance of FIN No. 46 is not expected to have a material impact on our financial position or results of operations.

In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued. SFAS No. 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FIN No. 45, and (4) amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. In general, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of the Statement, which previously were often classified as equity, must now be classified as liabilities. In November 2003, Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 150-3 deferred the effective date of SFAS No. 150 indefinitely for applying the provisions of the Statement for certain mandatorily redeemable non-controlling interests. However expanded discussions are required during the deferral period. The issuance of SFAS No, 150 is not expected to have a material impact on our financial position or results of operations.

RISK FACTORS

Our customer requirements and operating results vary significantly from quarter to quarter, which could negatively impact the price of our common stock.

Our quarterly and annual results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

- the volume of customer orders relative to our capacity,
- the level and timing of customer orders, particularly in light of the fact that some of our customers release a significant percentage of their orders during the last few weeks of a quarter,
- the typical short life cycle of our customers' products,
- market acceptance of and demand for our customers' products,
- customer announcements of operating results and business conditions,
- changes in our sales mix to our customers,
- the timing of our expenditures in anticipation of future orders,
- our effectiveness in managing manufacturing processes,
- changes in cost and availability of labor and components,
- local events that may affect our production volume, such as local holidays,
- credit ratings and stock analyst reports and
- changes in economic conditions and world events.

The EMS industry is impacted by the state of the U.S. and global economies and world events. A continued slowdown or flat performance in the U.S. or global economies, or in particular in the industries served by us, may result in our customers further reducing their forecasts. Our sales have been, and we expect them to continue to be, adversely affected by the slowdown in the networking/datacommunications/telecom and industrial/commercial markets, as a result of reduced end-market demand and reduced availability of venture capital to fund existing and emerging technologies. These factors have and continue to substantially influence our levels of net sales. As a result, the demand for our services could continue to be weak or decrease, which in turn would impact our sales, capacity utilization, margins and results.

Our quarterly and annual results are affected by the level and timing of customer orders, fluctuations in material costs and availabilities, and the degree of capacity utilization in the manufacturing process.

The majority of our sales come from a small number of customers and if we lose any of these customers, our sales and operating results could decline significantly.

Sales to our largest customer represented 12 percent of our net sales in fiscal 2003. We had no customers that represented 10 percent or more in fiscal 2002 and 2001. Sales to our ten largest customers have represented a majority, or near majority, of our net sales in recent periods. Our ten largest customers accounted for approximately 55 percent, 48 percent and 51 percent of our net sales for the years ended September 30, 2003, 2002 and 2001, respectively. Our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, could seriously harm our business. If we are not able to replace expired, canceled or reduced contracts with new business on a timely basis, our sales will decrease.

Our customers may cancel their orders, change production quantities or delay production.

Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons that are beyond our control. The success of our customers' products in the market and the strength of the markets themselves affect our business. Cancellations, reductions or delays by a significant customer or by a group of customers could seriously harm our operating results. Such cancellations, reductions or delays have occurred and may continue to occur in response to a slowdown in the overall economy.

In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross margins and operating results.

On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have had a net increase in our manufacturing capacity over the past few fiscal years, we have significantly reduced our capacity from its peak, and we may not have sufficient capacity at any given time to meet all of our customers' demands or to meet the requirements of a specific project.

Failure to manage our contraction, and our future growth, if any, may seriously harm our business.

Periods of contraction or reduced sales, such as the period that continued in fiscal 2003, create tensions and challenges. We must determine whether all facilities remain productive, determine whether staffing levels need to be reduced, and determine how to respond to changing levels of customer demand. While maintaining multiple facilities or higher levels of employment increases short-term costs, reductions in employment could impair our ability to respond to later market improvements or to maintain customer relationships. Our decisions as to how to reduce costs and capacity, such as the recent closure of our San Diego facility and our Kentucky facility and the reduction in the number of employees, can affect our expenses, and therefore our short-term and long-term results.

We are involved in a multi-year project to install a common ERP platform and associated information systems. The project was begun at a time when anticipated sales growth and profitability were expected to be much higher than has actually occurred in recent financial performance. We continue to review a number of alternatives to this project, including curtailment or slow-down in the rate of implementation. As of September 30, 2003, ERP implementation costs included in property, plant and equipment totaled $27.9 million and we anticipate incurring at least an additional $5.0 million in capital expenditures for the ERP platform; changes in the scope of this project could result in impairment of these capitalized costs.

The resumption of sales growth would require us to improve and expand our financial, operational and management information systems, continue to develop the management skills of our managers and supervisors, and continue to train, manage and motivate our employees. We may also experience a need for additional facilities. If we are unable to manage future growth effectively, our operating results could be harmed.

Operating in foreign countries exposes us to increased risks.

We have operations in China, Malaysia, Mexico and the United Kingdom. We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations in these countries. We also purchase a significant number of components manufactured in foreign countries. Because of these international aspects of our operations, we are subject to the following risks that could materially impact our operating results:

- economic or political instability
- transportation delays or interruptions and other effects of less developed infrastructure in many countries
- foreign exchange rate fluctuations
- utilization of different systems and equipment
- difficulties in staffing and managing foreign personnel and diverse cultures and
- the effects of international political developments.

In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to changes in duties, tariffs, taxes or limitations on currency or fund transfers. For example, our Mexico based operation utilizes the Maquiladora program, which provides reduced tariffs and eases import regulations, and we could be adversely affected by changes in that program. Also, the Chinese and Malaysian subsidiaries currently receive favorable tax treatment from the governments in those countries for approximately 3 to 10 years, which may or may not be renewed.

We may not be able to maintain our engineering, technological and manufacturing process expertise.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

- retain our qualified engineering and technical personnel
- maintain and enhance our technological capabilities
- develop and market manufacturing services which meet changing customer needs
- successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

Although we believe that our operations utilize the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment that could reduce our operating margins and our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements could have an adverse effect on our business.

Our manufacturing services involve inventory risk.

Most of our contract manufacturing services are provided on a turnkey basis, where we purchase some or all of the materials required for designing, product assembling and manufacturing. These services involve greater resource investment and inventory risk management than consignment services, where the customer provides these materials. Accordingly, various component price increases and inventory obsolescence could adversely affect our selling price, gross margins and operating results.

In our turnkey operations, we need to order parts and supplies based on customer forecasts, which may be for a larger quantity of product than is included in the firm orders ultimately received from those customers. Customers' cancellation or reduction of orders can result in expenses to us. While most of our customer agreements include provisions which require customers to reimburse us for excess inventory specifically ordered to meet their forecasts, we may not actually be reimbursed or be able to collect on these obligations. In that case, we could have excess inventory and/or cancellation or return charges from our suppliers.

In addition, we provide a managed inventory program under which we hold and manage finished goods inventory for two of our key customers. The managed inventory program may result in higher finished goods inventory levels, further reduce our inventory turns and increase our financial risk with such customers, although our customers will have contractual obligations to purchase the inventory from us.

We may not be able to obtain raw materials or components for our assemblies on a timely basis or at all.

We rely on a limited number of suppliers for many components used in the assembly process. We do not have any long-term supply agreements. At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. At times, component shortages have been prevalent in our industry, and in certain areas recur from time to time. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels. We expect that shortages and delays in deliveries of some components will continue from time to time. An increase in economic activity could also result in shortages, if manufacturers of components do not adequately anticipate the increased orders. World events, such as terrorism, armed conflict and epidemics, also could affect supply chains. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with customers and reduce our sales.

A significant portion of our sales is derived from turnkey manufacturing in which we provide materials procurement. While most of our customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, we typically bear the risk of component price increases that occur between any such repricings or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, component price increases could adversely affect our operating results.

Start-up costs and inefficiencies related to new or transferred programs can adversely affect our operating results.

Start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and new customer relationships, and the need to estimate required resources in advance can adversely affect our gross margins and operating results. These factors are particularly evident in the early stages of the life cycle of new products and new programs or program transfers. These factors also affect our ability to efficiently use labor and equipment. In addition, if any of these new programs or new customer relationships were terminated, our operating results could be harmed, particularly in the short term.

We may have new customer relationships with emerging companies, which may present more risks than with established companies.

We currently anticipate that less than 5 percent of our fiscal 2004 sales will be to emerging companies, including start-ups, particularly in the networking/datacommunications market. However, similar to our other customer relationships, there are no volume purchase commitments under these new programs, and the revenues we actually achieve from these programs may not meet our expectations. In anticipation of future activities under these programs, we incur substantial expenses as we add personnel and manufacturing capacity and procure materials. Because emerging companies do not have a history of operations, it will be harder for us to anticipate needs and requirements than with established customers. Our operating results will be harmed if sales do not develop to the extent and within the time frame we anticipate.

Customer relationships with emerging companies also present special risks. For example, because they do not have an extensive product history, there is less demonstration of market acceptance of their products. Also, due to the current economic environment, additional funding for such companies may be more difficult to obtain and these customer relationships may not continue or materialize to the extent we plan or we previously experienced. This tightening of financing for start-up customers, together with many start-up customers' lack of prior earnings and unproven product markets increase our credit risk, especially in accounts receivable and inventories. Although we adjust our reserves for accounts receivable and inventories for all customers, including start-up customers, based on the information available, these reserves may not be adequate.

We are subject to extensive government regulations.

We are also subject to environmental regulations relating to the use, storage, discharge, recycling and disposal of hazardous chemicals used in our manufacturing process. If we fail to comply with present and future regulations, we could be subject to future liabilities or the suspension of business. These regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur significant expense. While we are not currently aware of any material violations, we may have to spend funds to comply with present and future regulations or be required to perform site remediation.

In addition, our medical device business, which represented approximately 32 percent of our net sales in fiscal 2003, is subject to substantial government regulation, primarily from the FDA and similar regulatory bodies in other countries. We must comply with statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices and the reporting of certain information regarding their safety. Failure to comply with these rules can result in, among other things, our and our customers being subject to fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, or total or partial suspension of production. The FDA also has the authority to require repair or replacement of equipment, or refund of the cost of a device manufactured or distributed by our customers. Violations may lead to penalties or shutdowns of a program or a facility. In addition, failure or noncompliance could have an adverse effect on our reputation.

Products we manufacture may contain design or manufacturing defects which could result in reduced demand for our services and liability claims against us.

We manufacture products to our customers' specifications which are highly complex and may at times contain design or manufacturing defects. Defects have been discovered in products we manufactured in the past and, despite our quality control and quality assurance efforts, defects may occur in the future. Defects in the products we manufacture, whether caused by a design, manufacturing or component defects, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects occur in large quantities or too frequently, our business reputation may also be tarnished. In addition, these defects may result in liability claims against us. Even if customers are responsible for the defects, they may or may not be able to assume responsibility for any costs or payments.

Our products are for the electronics industry which produces technologically advanced products with short life cycles.

Factors affecting the electronics industry, in particular the short life cycle of products, could seriously harm our customers and, as a result, us. These factors include:

- the inability of our customers to adapt to rapidly changing technology and evolving industry standards which result in short product life cycles
- the inability of our customers to develop and market their products, some of which are new and untested
- the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance.

Increased competition may result in decreased demand or prices for our services.

The electronics manufacturing services industry is highly competitive and has become more so as a result of excess capacity in the industry. We compete against numerous U.S. and foreign electronics manufacturing services providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidations and other changes in the electronics manufacturing services industry result in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors which may have significant combined resources with which to compete against us.

Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

- respond more quickly to new or emerging technologies
- have greater name recognition, critical mass and geographic and market presence
- be better able to take advantage of acquisition opportunities
- adapt more quickly to changes in customer requirements
- devote greater resources to the development, promotion and sale of their services
- be better positioned to compete on price for their services.

We may be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. As a result, competitors may have a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater market presence may enter our market or increase their competition with us. Increased competition could result in price reductions, reduced sales and margins or loss of market share.

We depend on certain key personnel, and the loss of key personnel may harm our business.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the development of new products and processes and the manufacture of existing products. The competition for these individuals is significant, and the loss of key employees could harm our business.

Our operations, including China, could be negatively affected by the SARS epidemic.

We have a production facility in Xiamen, China, which is one of the countries that was hardest hit by the epidemic of SARS. To the best of our knowledge, the SARS epidemic did not affect any of our employees in China, or any employees at our other facilities. In addition, we did not experience any disruption in our supply chain as a result of the SARS epidemic. We have taken a number of initiatives to protect our employees from contracting the SARS virus; however, our production could be severely impacted, if our employees, or the region in which the facility in China is located, experience a renewed outbreak of SARS. For example, the facility in China could be closed by government authorities, some or all of our workforce could be unavailable due to quarantine, fear of catching the disease or other factors, and local, national or international transportation or other infrastructure could be affected, leading to delays or loss of production.

The SARS epidemic was not limited to China, and SARS or other disease outbreaks could also affect our other foreign or domestic facilities in similar ways. In addition, these other factors also could affect our suppliers, leading to a shortage of components, or our customers, leading to a reduction in their demand for our services.

We may fail to successfully complete future acquisitions and may not successfully integrate acquired businesses, which could adversely affect our operating results.

Although we have previously grown through acquisitions, our current focus is on pursuing organic growth opportunities. If we were to pursue future growth through acquisitions, however, this would involve significant risks that could have a material adverse effect on us. These risks include:

Operating risks, such as the:

- inability to integrate successfully our acquired operations' businesses and personnel
- inability to realize anticipated synergies, economies of scale or other value
- difficulties in scaling up production and coordinating management of operations at new sites
- strain placed on our personnel, systems and resources
- possible modification or termination of an acquired business customer programs, including cancellation of current or anticipated programs
- loss of key employees of acquired businesses.

Financial risks, such as the:

- use of cash resources, or incurrence of additional debt and related interest costs
- dilutive effect of the issuance of additional equity securities
- inability to achieve expected operating margins to offset the increased fixed costs associated with acquisitions, and/or inability to increase margins at acquired entities to Plexus' desired levels
- incurrence of large write-offs or write-downs and
- impairment of goodwill and other intangible assets
- unforeseen liabilities of the acquired businesses.

Expansion of our business and operations may negatively impact our business.

At some future point, we again may expand our operations by establishing or acquiring new facilities or by expanding capacity in our current facilities. We may expand both in geographical areas in which we currently operate and in new geographical areas within the United States and internationally. We may not be able to find suitable facilities on a timely basis or on terms satisfactory to us. Expansion of our business and operations involves numerous business risks, including:

- the inability to successfully integrate additional facilities or capacity and to realize anticipated synergies, economies of scale or other value
- additional fixed costs which may not be fully absorbed by the new business
- difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans
- creation of excess capacity, and the need to reduce capacity elsewhere if anticipated sales or opportunities do not materialize
- diversion of management's attention from other business areas during the planning and implementation of expansions
- strain placed on our operational, financial, management, technical and information systems and resources
- disruption in manufacturing operations
- incurrence of significant costs and expenses
- inability to locate enough customers or employees to support the expansion.

We may fail to secure necessary financing.

On October 22, 2003, we entered into a secured revolving credit facility (the 'Secured Credit Facility") with a group of banks. The Secured Credit Facility allows us to borrow up to $100 million. However, we cannot assure that the Secured Credit Facility will provide all of the financing capacity that we will need in the future.

Our future success may depend on our ability to obtain additional financing and capital to support our possible future growth. We may seek to raise capital by:

- issuing additional common stock or other equity securities
- issuing debt securities
- obtaining new credit facilities.

We may not be able to obtain capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to shareholders' ownership interests. Furthermore, any additional financing and capital may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants, and our ability to meet any financing covenants will largely depend on our financial performance, which in turn will be subject to general economic conditions and financial, business and other factors.

The price of our common stock has been and may continue to be volatile.

Our stock price has fluctuated significantly in recent periods. The price of our common stock may fluctuate significantly in response to a number of events and factors relating to us, our competitors and the market for our services, many of which are beyond our control.

In addition, the stock market in general, and especially the NASDAQ Stock Market, along with market prices for technology companies in particular, have experienced extreme volatility and weakness that sometimes has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating results. Our stock price and the stock price of many other technology companies remain below their peaks.

Among other things, volatility and weakness in Plexus' stock price could mean that investors will not be able to sell their shares at or above the prices which they paid. The volatility and weakness could also impair Plexus' ability in the future to offer common stock or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign exchange and interest rates. To reduce such risks, we selectively use financial instruments. A discussion of our accounting policy for derivative financial instruments is incorporated by reference from our Consolidated Financial Statements and Notes thereto, in this Form 10-K, within Note 1--"Description of Business and Significant Accounting Policies."

Foreign Currency Risk

We do not use derivative financial instruments for speculative purposes. Our policy is to selectively hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges. Our international operations create potential foreign exchange risk. As of September 30, 2003, our foreign currency contracts were scheduled to mature in less than three months and were not material.

In fiscal 2003, 2002 and 2001, we had net sales of approximately 8 percent, 9 percent and 8 percent, respectively, denominated in currencies other than the U.S. dollar. In fiscal 2003, 2002 and 2001, we had total costs of approximately 11 percent for each fiscal year, denominated in currencies other than the U.S. dollar.

Interest Rate Risk

We have financial instruments, including cash equivalents and short-term investments, which are sensitive to changes in interest rates. We consider the use of interest-rate swaps based on existing market conditions. We currently do not use any interest-rate swaps or other types of derivative financial instruments to hedge interest rate risk.

The primary objective of our investment activities is to preserve principal, while maximizing yields without significantly increasing market risk. To achieve this, we maintain our portfolio of cash equivalents and short-term investments in a variety of highly rated securities, money market funds and certificates of deposit and limit the amount of principal exposure to any one issuer.

Our only material interest rate risk is associated with our secured credit facility. Interest on borrowings is computed at the applicable Eurocurrency rate on the agreed currency. A 10 percent change in our weighted average interest rate on our average long-term borrowings would have had a nominal impact on net interest expense in fiscal 2003 and 2002, compared to an impact of approximately $0.6 million for fiscal 2001.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See following "List of Financial Statements and Financial Statement Schedules," and accompanying reports, statements and schedules, which follow beginning on page 31.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: The Company maintains disclosure controls and procedures designed to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis. The Company's principal executive officer and principal financial officer have reviewed and evaluated, with the participation of the Company's management, the Company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report (the " Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in bringing to their attention on a timely basis material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act.

Internal Control Over Financial Reporting: There have not been any changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information in response to this item is incorporated herein by reference to "Election of Directors" in the Registrant's Proxy Statement for its 2004 Annual Meeting of Shareholders ("2004 Proxy Statement") and from "Security Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance" in the 2004 Proxy Statement and "Executive Officers of the Registrant" in Part I hereof.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to "Election of Directors – Directors' Compensation" and "Executive Compensation" in the 2004 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" in the 2004 Proxy Statement.

Equity Compensation Plan Information

The following chart gives aggregate information regarding grants under all Plexus equity compensation plans through September 30, 2003):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column) (2)
Equity compensation plans approved by securityholders	4,871,873	$ 17.99	2,633,490
Equity compensation plans not approved by securityholders	-0-	n/a	-0-
Total (3)	4,871,873	$ 17.99	2,633,490

(1) Represents options granted under the Plexus 1998 Stock Option Plan or the 1995 Directors' Stock Option Plan (the "Option Plans"), which were approved by shareholders.

(2) Includes additional options that may be granted under the Option Plans, 1,520,565 authorized shares which have not yet been purchased by employees under the Plexus 2000 Employee Stock Purchase Plan.

(3) In addition, there are outstanding options to purchase 39,866 shares, at a weighted average price of $17.45, under option plans of acquired companies. Options under these plans were converted into options to acquire Plexus stock in those transactions. Plexus cannot grant additional options under the plans of the acquired companies.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

Incorporated herein by reference to "Certain Transactions" in the 2004 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference to the subheading "Fees and Services" under "Auditors" in the 2004 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed

1. and 2. Financial Statements and Financial Statement Schedules. See following list of Financial Statements and Financial Statement Schedules on page 28 which is incorporated herein by reference.

3. Exhibits. See Exhibit Index included as the last page of this report, which index is incorporated herein by reference.

(b) Reports on Form 8-K.

No reports were filed during the quarter ended September 30, 2003. However, Plexus submitted reports (which are not to be deemed incorporated by reference into other filings) dated July 23, 3003 and October 23, 2003, which furnished certain earnings information.

PLEXUS CORP.
List of Financial Statements and Financial Statement Schedules
September 30, 2003

Contents **Pages**

Report of Independent Auditors

To the Shareholders and
Board of Directors
of Plexus Corp.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Plexus Corp. and its subsidiaries at September 30, 2003 and September 30, 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2002.

PricewaterhouseCoopers LLP

Milwaukee, WI
October 23, 2003

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 30, 2003, 2002 and 2001
(in thousands, except per share data)

	2003	2002	2001
Net sales	$ 807,837	$ 883,603	$1,062,304
Cost of sales	754,872	802,283	930,514
Gross profit	52,965	81,320	131,790
Operating expenses:			
Selling and administrative expenses	65,152	66,921	55,844
Amortization of goodwill	-	5,203	4,022
Restructuring and impairment costs	59,344	12,581	1,926
Acquisition and merger costs	-	251	1,610
	124,496	84,956	63,402
Operating income (loss)	(71,531)	(3,636)	68,388
Other income (expense):			
Interest expense	(2,817)	(3,821)	(6,448)
Miscellaneous	2,624	1,631	3,426
Income (loss) before income taxes and cumulative effect of change in accounting for goodwill	(71,724)	(5,826)	65,366
Income tax expense (benefit)	(27,228)	(1,753)	26,216
Income (loss) before cumulative effect of change in accounting for goodwill	(44,496)	(4,073)	39,150
Cumulative effect of change in accounting for goodwill, net of income tax benefit of $4,755	(23,482)	-	-
Net income (loss)	$ (67,978)	$ (4,073)	$ 39,150
Earnings per share:			
Basic:			
Income (loss) before cumulative effect of change in accounting for goodwill	$ (1.05)	$ (0.10)	$ 0.95
Cumulative effect of change in accounting for goodwill	(0.56)	-	-
Net income (loss)	$ (1.61)	$ (0.10)	$ 0.95
Diluted:			
Income (loss) before cumulative effect of change in accounting for goodwill	$ (1.05)	$ (0.10)	$ 0.91
Cumulative effect of change in accounting for goodwill	(0.56)	-	-
Net income (loss)	$ (1.61)	$ (0.10)	$ 0.91
Weighted average shares outstanding:			
Basic	42,284	41,895	41,129
Diluted	42,284	41,895	43,230

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of September 30, 2003 and 2002
(in thousands, except per share data)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 58,993	$ 63,347
Short-term investments	19,701	53,025
Accounts receivable, net of allowances of $4,100 and $4,200, respectively	111,125	95,903
Inventories	136,515	94,032
Deferred income taxes	23,723	21,283
Prepaid expenses and other	8,326	14,221
Total current assets	358,383	341,811
Property, plant and equipment, net	131,510	170,834
Goodwill, net	32,269	64,957
Deferred income taxes	24,921	355
Other	5,971	5,988
Total assets	$553,054	$583,945
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of capital lease obligations	$ 958	$ 1,652
Accounts payable	91,445	67,310
Customer deposits	14,779	13,904
Accrued liabilities:		
Salaries and wages	17,133	17,505
Other	23,753	21,586
Total current liabilities	148,068	121,957
Capital lease obligations, net of current po`rtion	23,502	25,356
Other liabilities	10,468	5,943
Commitments and contingencies (Notes 9 and 12)	-	-
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized, none issued or outstanding	-	-
Common stock, $.01 par value, 200,000 shares authorized, and 42,607 and 42,030 issued and outstanding, respectively	426	420
Additional paid-in capital	261,214	256,584
Retained earnings	102,840	170,818
Accumulated other comprehensive income	6,536	2,867
	371,016	430,689
Total liabilities and shareholders' equity	$553,054	$583,945

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
for the years ended September 30, 2003, 2002 and 2001
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balances, October 1, 2000	**37,054**	**$ 371**	**$ 72,699**	**$136,577**	**$ (285)**	**$209,362**
Comprehensive income:						
Net income	-	-	-	39,150	-	39,150
Foreign currency hedges and translation adjustments	-	-	-	-	(104)	(104)
Total comprehensive income						39,046
Issuances of common stock	3,544	35	166,140	-	-	166,175
Effect of e2E pooling	463	5	2,473	(836)	-	1,642
Exercise of stock options, including tax benefits	696	7	10,620	-	-	10,627
Balances, September 30, 2001	**41,757**	**418**	**251,932**	**174,891**	**(389)**	**426,852**
Comprehensive income (loss):						
Net loss	-	-	-	(4,073)	-	(4,073)
Foreign currency hedges and translation adjustments	-	-	-	-	3,277	3,277
Other	-	-	-	-	(21)	(21)
Total comprehensive loss						(817)
Issuances of common stock	132	1	2,398	-	-	2,399
Exercise of stock options, including tax benefits	141	1	2,254	-	-	2,255
Balances, September 30, 2002	**42,030**	**420**	**256,584**	**170,818**	**2,867**	**430,689**
Comprehensive income (loss):						
Net loss	-	-	-	(67,978)	-	(67,978)
Foreign currency hedges and translation adjustments	-	-	-	-	3,667	3,667
Other	-	-	-	-	2	2
Total comprehensive loss						(64,309)
Issuances of common stock	253	3	1,939	-	-	1,942
Exercise of stock options, including tax benefits	324	3	2,691	-	-	2,694
Balances, September 30, 2003	**42,607**	**$ 426**	**$261,214**	**$102,840**	**$ 6,536**	**$ 371,016**

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 30, 2003, 2002 and 2001
(in thousands)

	2003	2002	2001
Cash flows from operating activities			
Net income (loss)	$ (67,978)	$ (4,073)	$ 39,150
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Depreciation and amortization	27,135	36,604	29,890
Cumulative effect of change in accounting for goodwill	28,237	-	-
Non-cash goodwill and asset impairments	38,046	4,890	1,182
Net (repurchases) sales under asset securitization facility	(16,612)	(6,305)	22,916
Income tax benefit of stock option exercises	926	984	7,420
Provision for inventories and accounts receivable allowances	7,455	19,190	17,584
Deferred income taxes	(27,006)	(4,352)	(1,287)
Changes in assets and liabilities:			
Accounts receivable	1,861	33,444	11,334
Inventories	(48,869)	34,414	78,455
Prepaid expenses and other	6,309	(3,462)	(6,087)
Accounts payable	23,554	7,504	(66,825)
Customer deposits	868	(2,152)	5,624
Accrued liabilities	7,745	14,388	(14,244)
Other	(1,624)	(619)	(5,633)
Cash flows provided by (used in) operating activities	(19,953)	130,455	119,479
Cash flows from investing activities			
Purchases of short-term investments	(105,236)	(52,550)	(57,475)
Sales and maturities of short-term investments	138,560	20,300	36,700
Payments for property, plant and equipment	(22,372)	(30,760)	(54,560)
Proceeds on sale of property, plant and equipment	2,665	561	48
Payments for business acquisitions, net of cash acquired	-	(41,985)	(32,600)
Cash flows provided by (used in) investing activities	13,617	(104,434)	(107,887)
Cash flows from financing activities			
Proceeds from debt	-	190,437	167,361
Payments on debt and capital lease obligations	(2,749)	(242,797)	(269,018)
Proceeds from exercise of stock options	1,768	1,271	3,207
Issuances of common stock	1,942	2,399	166,175
Cash flows provided by (used in) financing activities	961	(48,690)	67,725
Effect of foreign currency translation on cash	1,021	1,425	(19)
Net increase (decrease) in cash and cash equivalents	(4,354)	(21,244)	79,298
Cash and cash equivalents, beginning of year	63,347	84,591	5,293
Cash and cash equivalents, end of year	$ 58,993	$ 63,347	$ 84,591

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Description of Business: Plexus Corp. together with its subsidiaries, (the "Company") provides product realization services to original equipment manufacturers (OEMs) in the networking/ datacommunications/telecom, medical, industrial/commercial, computer, and transportation/other industries. The Company provides advanced electronics design, manufacturing and testing services to its customers with a focus on complex, high technology and high reliability products. The Company offers its customers the ability to outsource all stages of product realization, including: development and design services, materials procurement and management, prototyping, and new product introduction, testing, manufacturing, configuration, logistics and test/repair.

The contract manufacturing services are provided on either a turnkey basis, whereby the Company procures certain or all of the materials required for product assembly, or on a consignment basis, where the customer supplies some, or occasionally all, materials necessary for product assembly. Turnkey services include material procurement and warehousing, in addition to manufacturing, and involve greater resource investment than consignment services. Turnkey manufacturing currently represents substantially all of the Company's manufacturing services sales.

Consolidation Principles: The consolidated financial statements include the accounts of Plexus Corp. and its subsidiaries. All significant intercompany transactions have been eliminated.

Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments include investment-grade short-term debt instruments with original maturities greater than three months. Short-term investments are generally comprised of securities with contractual maturities greater than one year but with optional or early redemption provisions or rate reset provisions within one year.

Investments in debt securities are classified as "available-for-sale." Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or loss, net of the related income tax effect. For fiscal 2003, 2002 and 2001, such unrealized gains and losses were not material. In addition, there were no realized gains or losses in fiscal 2003, 2002 and 2001.

As of September 30, 2003 and 2002, cash and cash equivalents included the following securities (in thousands):

	2003	2002
Money market funds and other	$ 22,757	$ 20,154
U.S. corporate and bank debt	28,877	15,083
State and municipal securities	4,000	-
	$ 55,634	$ 35,237

Short-term investments as of September 30, 2003 and 2002 consist primarily of state and municipal securities.

Inventories: Inventories are valued primarily at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. Customers may cancel their orders, change production quantities or delay production for a number of reasons which are beyond the Company's control. Any of these, or certain additional actions, could impact the valuation of inventory. Any actions taken by the Company's customers that could impact the value of its inventory are considered when determining the lower of cost or market valuations.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

Buildings and improvements	15-50 years
Machinery and equipment	3-10 years
Computer hardware and software	3-10 years

Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense (see Note 3) and the financing component of the lease payments is classified as interest expense.

Goodwill and Other Intangible Assets: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective October 1, 2002. Under SFAS No. 142, beginning October 1, 2002, the Company no longer amortizes goodwill and intangible assets with indefinite useful lives, but instead, tests those assets for impairment at least annually, with any related loss recognized in earnings when incurred. Recoverability of goodwill is measured at the reporting unit level. The Company's goodwill was assigned to three reporting units: San Diego, California ("San Diego"), Juarez, Mexico ("Juarez") and Kelso, Scotland and Maldon, England ("United Kingdom").

SFAS No. 142 required the Company to perform a transitional goodwill impairment evaluation that required the Company to perform an assessment of whether there was an indication of goodwill impairment as of the date of adoption. The Company completed the evaluation and concluded that it had goodwill impairments related to San Diego and Juarez, since the estimated fair value based on expected future discounted cash flows to be generated from each reporting unit was significantly less than their respective carrying value.

The Company then compared the respective carrying amounts of San Diego's and Juarez's goodwill to the implied fair value of each reporting unit's respective goodwill. The implied fair value was determined by allocating the fair value to each respective reporting unit's assets and liabilities in a manner similar to a purchase price allocation for an acquired business. Both values were measured at the date of adoption. The Company identified $28.2 million of transitional impairment losses ($23.5 million, net of income tax benefits) related to San Diego and Juarez, which were recognized as a cumulative effect of a change in accounting for goodwill in the Consolidated Statements of Operations.

The Company is required to perform goodwill impairment tests at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. In early fiscal 2003, $5.6 million of goodwill was impaired as a result of the Company's decision to close the San Diego facility (see Note 10). The Company completed the annual impairment test during the third quarter of fiscal 2003 and determined that no further impairment existed. However, no assurances can be given that future impairment tests of goodwill will not result in an impairment.

The following sets forth a reconciliation of net income (loss) and earnings per share information for fiscal 2003, 2002 and 2001, adjusted to exclude goodwill amortization, net of income taxes (in thousands, except per share data):

	2003	2002	2001
Reported income (loss) before cumulative effect of change in accounting for goodwill	$ (44,496)	$ (4,073)	$ 39,150
Add back: goodwill amortization, net of income taxes	-	4,375	3,203
Adjusted income (loss) before cumulative effect of change in accounting for goodwill	(44,496)	302	42,353
Cumulative effect of change in accounting for goodwill, net of income taxes	(23,482)	-	-
Adjusted net income (loss)	$ (67,978)	$ 302	$ 42,353
Basic weighted average common shares outstanding	42,284	41,895	41,129
Dilutive effect of stock options	-	1,223	2,101
Diluted weighted average shares outstanding	42,284	43,118	43,230
Basic earnings per share:			
Reported income (loss) before cumulative effect of change in accounting for goodwill	$ (1.05)	$ (0.10)	$ 0.95
Add back: goodwill amortization, net of income taxes	-	0.10	0.08
Adjusted income (loss) before cumulative effect of change in accounting for goodwill	(1.05)	-	1.03
Cumulative effect of change in accounting for goodwill, net of income taxes	(0.56)	-	-
Adjusted net income (loss)	$ (1.61)	$ -	$ 1.03
Diluted earnings per share:			
Reported income (loss) before cumulative effect of change in accounting for goodwill	$ (1.05)	$ (0.10)	$ 0.91
Add back: goodwill amortization, net of income taxes	-	0.10	0.07
Adjusted income (loss) before cumulative effect of change in accounting for goodwill	(1.05)	-	0.98
Cumulative effect of change in accounting for goodwill, net of income taxes	(0.56)	-	-
Adjusted net income (loss)	$ (1.61)	$ -	$ 0.98

The changes in the carrying amount of goodwill for fiscal years ended September 30, 2003 and 2002 are as follows (in thousands):

Balance as of October 1, 2001	$ 70,514
Amortization of goodwill	(5,203)
Finalization of purchase accounting	(1,684)
Foreign currency translation adjustments	1,330
Balance as of September 30, 2002	64,957
Cumulative effect of change in accounting for goodwill	(28,237)
Impairment charge (See Note 10)	(5,595)
Foreign currency translation adjustments	1,144
Balance as of September 30, 2003	$ 32,269

The Company has a nominal amount of identifiable intangibles that are subject to amortization. These intangibles relate to customer lists and patents with useful lives from one to fifteen years. The Company has no intangibles, except goodwill, that are not subject to amortization. During fiscal 2003, there were no additions to intangible assets. Intangible asset amortization expense was nominal for fiscal 2003, 2002 and 2001.

Impairment of Long-Lived Assets: The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective October 1, 2002. SFAS No. 144 modifies and expands the financial accounting and reporting for the impairment or disposal of long-lived assets other than goodwill, which is specifically addressed in SFAS No. 142. SFAS No. 144 maintains the requirement that an impairment loss be recognized for a long-lived asset to be held and used if its carrying value is not recoverable from its undiscounted cash flows, with the recognized impairment being the difference between the carrying amount and fair value of the asset. With respect to long-lived assets to be disposed of other than by sale, SFAS No. 144 requires that the asset be considered held and used until it is actually disposed of, but requires that its depreciable life be revised in accordance with APB Opinion No. 20 "Accounting Changes." Impairment charges recorded in fiscal 2003 against the carrying value of certain of the Company's long-lived assets are discussed in Note 10.

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include decreases in future performance or industry demand and the restructuring of the Company's operations.

Revenue Recognition: Revenue from manufacturing services is generally recognized upon shipment of the manufactured product to the Company's customers, under contractual terms, which are generally FOB shipping point. Upon shipment, title transfers and the customer assumes risks and rewards of ownership of the product. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then revenue is recognized at the time when such requirements are completed and such obligations are fulfilled.

Revenue from engineering design and development services, which are generally performed under contracts of twelve months or less duration, is recognized as costs are incurred utilizing the percentage-of-completion method; any losses are recognized when anticipated. Progress towards completion of product design and development contracts is based on units of work for labor content and costs incurred for component content. Revenue from engineering design and development services is less than ten percent of total revenue in fiscal 2003, 2002 and 2001.

Revenue is recorded net of estimated returns of manufactured product based on management's analysis of historical returns, current economic trends and changes in customer demand. Revenue also includes amounts billed to customers for shipping and handling. The corresponding shipping and handling costs are included in cost of sales.

Restructuring Costs: From time to time, the Company has recorded restructuring costs in response to the reduction in its sales levels and reduced capacity utilization. These restructuring charges included employee severance and benefit costs, costs related to plant closings, including leased facilities that will be abandoned (and subleased, as applicable), and impairment of equipment. Prior to January 1, 2003, severance and benefit costs were recorded in accordance with Emerging Issues Task Force ("EITF") 94-3. For leased facilities that were abandoned and subleased, the estimated lease loss was accrued for future remaining lease payments subsequent to abandonment, less any estimated sublease income. As of September 30, 2003, the significant facilities which the Company plans to sublease have not yet been subleased and, accordingly, the Company's estimates of expected sublease income could change based on factors that affect its ability to sublease those facilities such as general economic conditions and the real estate market, among others. For equipment, the impairment losses recognized are based on the fair value estimated using existing market prices for similar assets, less estimated costs to sell.

Subsequent to December 31, 2002, costs associated with a restructuring activity are recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The timing and related recognition of recording severance and benefit costs that are not presumed to be an ongoing benefit as defined in SFAS No. 146, depends on whether employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. During fiscal 2003, the Company concluded that it had a substantive severance plan based upon past severance practices; therefore, certain severance and benefit costs were recorded in accordance with SFAS No. 112, "Employer's Accounting for Post employment Benefits," which resulted in the recognition of a liability as the severance and benefit costs arose from an existing condition or situation and the payment was both probable and reasonably estimated.

For leased facilities that will be abandoned and subleased, a liability for the future remaining lease payments subsequent to abandonment, less any estimated sublease income that could be reasonably obtained for the property, is recognized and measured at its fair value. For contract termination costs, including costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity, a liability for future remaining payments under the contract is recognized and measured at its fair value.

The recognition of restructuring costs requires that the Company make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. If actual results in exiting these facilities differ from the Company's estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recording of additional restructuring costs or the reduction of liabilities already recorded. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Income Taxes: Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Foreign Currency: For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at year-end, with revenues, expenses and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of accumulated other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in the statement of operations. Exchange gains and losses on foreign currency transactions were not significant for the years ended September 30, 2003, 2002 and 2001, respectively.

Derivatives: The Company periodically enters into derivative contracts, primarily foreign currency forward, call and put contracts which are designated as cash-flow hedges. The changes in fair value of these contracts, to the extent the hedges are effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. These amounts were not material during fiscal 2003, 2002 and 2001.

Earnings Per Share: The computation of basic earnings per common share is based upon the weighted average number of common shares outstanding and net income. The computation of diluted earnings per common share reflects additional dilution from stock options, unless such shares are antidilutive.

Stock-based Compensation: In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" was issued. SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair-value-based method of accounting for stock-based employee compensation and is effective for fiscal years ending after

December 15, 2002. In addition, SFAS No. 148 requires prominent disclosures in both annual and interim financial statements about the effects on reported net income of an entity's method of accounting for stock-based employee compensation. The disclosure provisions were effective for the Company in the second quarter of fiscal 2003. The Company did not effect a voluntary change in accounting to the fair value method, and, accordingly, the adoption of SFAS No. 148 did not have a significant impact on the Company's results of operations or financial position.

The Company accounts for its stock option plans under the guidelines of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense related to the stock option plans has been recognized in the Consolidated Statements of Operations. The Company's stock-based employee compensation plans are more fully described in Note 11, "Benefit Plans". The following sets forth a reconciliation of net income (loss) and earnings per share information for fiscal 2003, 2002 and 2001 had the Company recognized compensation expense based on the fair value at the grant date for awards under the plans, estimated at the date of grant using the Black-Scholes option pricing method (in thousands, except per share amounts).

	Years ended September 30,		
	2003	2002	2001
Net income (loss) as reported	$ (67,978)	$ (4,073)	$ 39,150
Add: stock-based employee compensation expense included in reported net loss, net of related income tax effect	-	-	-
Deduct: total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(9,042)	(9,947)	(2,559)
Proforma net income (loss)	$ (77,020)	$(14,020)	$ 36,591
Earnings per share:			
Basic, as reported	$ (1.61)	$ (0.10)	$ 0.95
Basic, proforma	$ (1.82)	$ (0.33)	$ 0.89
Diluted, as reported	$ (1.61)	$ (0.10)	$ 0.91
Diluted, proforma	$ (1.82)	$ (0.33)	$ 0.85
Weighted average shares:			
Basic	42,284	41,895	41,129
Diluted	42,284	41,895	43,230

New Accounting Pronouncements: Effective October 1, 2002, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 sets forth the financial accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of this standard did not have an effect on the Company's financial position or results of operations.

In November 2002, the EITF reached a consensus regarding EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its fiscal year 2004 and is not expected to have a material impact on its consolidated results of operations or financial position.

In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities" was issued. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 52, "Consolidated Financial Statements," to certain entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A variable interest entity is required to be consolidated by the company that has a majority of the exposure to expected losses of the variable interest entity. FIN No. 46 was effective for variable interest entities created after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, the Interpretation, as amended by FSP No. FIN 46-6, is effective for interim or annual periods ending after December 15, 2003. The adoption of FIN No. 46 is not expected to have a material impact on the Company's financial position or results of operations.

In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued. SFAS No. 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149: (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in Financial Accounting Standards Board Interpretation ("FIN") No. 45, and (4) amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. In general, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments that are within the scope of the Statement, which previously were often classified as equity, must now be classified as liabilities. In November 2003, Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 150-3 deferred the effective date of SFAS No. 150 indefinitely for applying the provisions of the Statement for certain mandatorily redeemable non-controlling interests. However expanded discussions are required during the deferral period.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at cost because of the short-term duration of these instruments. The fair value of capital lease obligations is approximately $26.0 million and $28.7 million as of September 30, 2003 and 2002, respectively. The Company uses quoted market prices when available or discounted cash flows to calculate these fair values.

Business and Credit Concentrations: Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short-term investments and trade accounts receivable. The Company's cash, cash equivalents and short-term investments are managed by recognized financial institutions that follow the Company's investment policy. Such investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 13. The Company, at times, requires advanced cash deposits for services performed. The Company also closely monitors extensions of credit.

Related Party Transactions: The Company has provided certain engineering design and development services for MemoryLink Corp. ("MemoryLink"), which develops electronic products. The former Chairman of the Board of the Company is a shareholder and director of MemoryLink. The Company had nominal sales to MemoryLink during fiscal 2003, no sales in fiscal 2002 and $0.9 million in fiscal 2001, respectively. During fiscal 2002, the Company had a receivable outstanding from MemoryLink totaling $1.3 million, all of which was fully reserved in fiscal 2001. During fiscal 2002, such receivable was converted into a minority equity interest in MemoryLink. The minority equity interest represents less than a ten percent ownership interest in MemoryLink and is accounted for under the cost method. Upon receipt of the minority equity interest, the Company wrote off the receivable and the related allowance for doubtful account. Due to uncertainty regarding MemoryLink's financial viability, the Company recorded the minority equity interest at a zero value.

Reclassifications: Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the 2003 presentation.

2. Inventories

Inventories as of September 30, 2003 and 2002, consist of (in thousands):

	2003	2002
Assembly parts	$ 88,562	$ 64,085
Work-in-process	41,514	24,507
Finished goods	6,439	5,440
	$ 136,515	$ 94,032

3. Property, Plant and Equipment

Property, plant and equipment as of September 30, 2003 and 2002, consist of (in thousands):

	2003	2002
Land, buildings and improvements	$ 66,614	$ 74,541
Machinery, and equipment	119,788	144,319
Computer hardware and software	57,576	39,089
Construction in progress	7,079	33,236
	251,057	291,185
Less accumulated depreciation and amortization	119,547	120,351
	$131,510	$170,834

As of September 30, 2003 and 2002, computer hardware and software includes $21.9 million and $2.3 million, respectively, related to a new enterprise resource planning platform ("ERP"). As of September 30, 2003 and 2002, construction in process includes $6.0 million and $17.1 million, respectively, of software implementation costs related to the new ERP platform. This ERP platform is intended to augment the Company's management information system and includes hardware and software from various vendors. The ERP platform is also intended to enhance and standardize the Company's ability to globally translate information from production facilities into operational and financial information and to create a consistent set of core business applications at its worldwide facilities, although the Company may not necessarily convert all of its facilities to the same system. During fiscal 2003, two manufacturing facilities were converted to the new ERP platform. The Company anticipates converting at least one more facility to the new ERP platform and completing the integration of the core software in fiscal 2004. Some of the supplemental software programs that will be integrated with the core software will be integrated at later dates. The Company's conversion timetable and project scope remain subject to change based upon the Company's evolving needs and sales levels. Fiscal 2003 amortization of the new ERP platform totaled $0.7 million.

Assets held under capital leases and included in property, plant and equipment as of September 30, 2003 and 2002, consist of (in thousands):

	2003	2002
Buildings and improvements	$23,400	$23,691
Machinery and equipment	1,834	7,494
	25,234	31,185
Less accumulated amortization	3,240	5,667
	$21,994	$25,518

The above table includes a manufacturing facility in San Diego, which was closed during fiscal 2003 (see Note 10) and is no longer used for operating purposes. The Company subleased a portion of the facility during fiscal 2003 and is attempting to sublease the remaining portion. The portion of the San Diego facility that is subleased is recorded at the net present value of the sublease income. The portion of the facility awaiting sublease is recorded at the net present value of the estimated sublease income. The net book value of the subleased portion of the San Diego facility is reduced on a monthly basis by the amortization of the sublease income. No amortization is recorded on the vacant portion of the San Diego facility. The net book value of the San Diego facility, adjusted for impairment, is approximately $15.5 million as of September 30, 2003.

Amortization of assets held under capital leases totaled $1.6 million and $2.7 million for fiscal 2003 and 2002, respectively. There were no capital lease additions in fiscal 2003. Capital lease additions of $1.5 million and $22.4 million for fiscal 2002 and 2001, respectively, have been treated as non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

4. Capital Lease Obligations and Other Financing

Capital lease obligations as of September 30, 2003 and 2002, consist of (in thousands):

	2003	2002
Capital lease obligations with a weighted average interest rate of 9.2% and 9.3%, respectively	$ 24,460	$ 27,008
Less current portion	958	1,652
	$ 23,502	$ 25,356

The capital lease obligations are for certain equipment and manufacturing facilities, located in the UK and San Diego, which have been recorded as capital leases and expire on various dates through 2016 subject to renewal options. The aggregate scheduled maturities of the Company's debt and its obligations under capital leases as of September 30, 2003, are as follows (in thousands):

2004	$ 3,173
2005	2,928
2006	2,918
2007	2,992
2008	3,049
Thereafter	28,645
	43,705
Interest portion of capital leases	19,245
Total	$ 24,460

Effective December 26, 2002, the Company terminated its credit facility ("Old Credit Facility). No amounts were outstanding during the first quarter of fiscal 2003 prior to the termination of the Old Credit Facility. Termination of the Old Credit Facility was occasioned by anticipated noncompliance with the minimum interest expense coverage ratio covenant as of December 31, 2002, as a result of restructuring costs incurred in the first quarter of fiscal 2003 (see Note 10). As a result of the termination of the Old Credit Facility, the Company wrote off unamortized deferred financing costs of approximately $0.5 million.

Subsequent to September 30, 2003, the Company entered into a new $100 million secured revolving credit facility. See Note 15 "Subsequent Event."

In fiscal 2001, the Company entered into an amended agreement to sell up to $50 million of trade accounts receivable without recourse to Plexus ABS Inc. ("ABS"), a wholly owned limited-purpose subsidiary of the Company. In September 2003, the asset securitization facility expired. In conjunction with its expiration, the Company repurchased $17.3 million of accounts receivable that had been previously sold under the asset securitization facility. ABS was a separate corporate entity that sold participating interests in a pool of the Company's accounts receivable to financial institutions, under a separate agreement. Accounts receivable sold to financial institutions were reflected as a reduction to accounts receivable in the Consolidated Balance Sheets. The Company had no risk of credit loss on such receivables as they were sold without recourse. The Company retained collection and administrative responsibilities on the participation interests sold as services for ABS and the financial institutions. The cost associated with these responsibilities was not material, and the Company was not compensated for these services. The agreement also included various standards for determining which, and what amount of, receivables could be sold, and included customary indemnification obligations (see Note 14). As of September 30, 2002, $16.6 million was utilized under the asset securitization facility. As a result, accounts receivable were reduced by $16.6 million for the off-balance-sheet financing as of September 30, 2002.

For the fiscal years ended 2003, 2002 and 2001, the Company incurred financing costs of $0.4 million, $0.6 million and $1.9 million, respectively, under the asset securitization facility. These financing costs are included in interest expense in the accompanying Consolidated Statements of Operations. In addition, the net borrowings/(repayments) under the agreement are included in the cash flows from operating activities in the accompanying Consolidated Statements of Cash Flows.

Cash paid for interest in fiscal 2003, 2002 and 2001 was $2.8 million, $4.4 million and $7.3 million, respectively.

5. Income Taxes

Income tax expense (benefit) for fiscal 2003, 2002 and 2001 consists of (in thousands):

	2003	2002	2001
Currently payable (receivable):			
Federal	$ 2,096	$ 1,835	$ 22,006
State	-	97	3,211
Foreign	(69)	1,361	2,286
	2,027	3,293	27,503
Deferred:			
Federal expense (benefit)	(25,094)	322	(904)
State benefit	(3,800)	(3,902)	(383)
Foreign benefit	(361)	(1,466)	-
	(29,255)	(5,046)	(1,287)
	$ (27,228)	$ (1,753)	$ 26,216

Following is a reconciliation of the federal statutory income tax rate to the effective income tax rates reflected in the Consolidated Statements of Operations for fiscal 2003, 2002 and 2001:

	2003	2002	2001
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State income taxes, net of Federal income tax benefit	4.2	26.4	2.8
Non-deductible goodwill and merger costs	0.2	(21.8)	1.0
Other, net	(1.4)	(9.5)	1.3
Effective income tax rate	38.0%	30.1%	40.1%

The components of the net deferred income tax asset as of September 30, 2003 and 2002, consist of (in thousands):

	2003	2002
Deferred income tax assets:		
Inventories	$ 6,413	$ 7,577
Accrued benefits	4,303	3,335
Allowance for bad debts	1,438	2,118
Loss carryforwards	36,084	14,894
Other	5,049	3,346
	53,287	31,270
Deferred income tax liabilities:		
Property, plant and equipment	4,643	9,632
Net deferred income tax asset	$ 48,644	$ 21,638

The net deferred income tax asset arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The Company would record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Although realization is not assured, based on the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies, the Company determined that as of September 30, 2003, no valuation allowance is required. However, should the Company experience a pre-tax loss in fiscal 2004 resulting from revenue declines and/or the inability to improve operating margins, a tax valuation reserve may be required in fiscal 2004.

The Company has been granted tax holidays for its Malaysian and Chinese subsidiaries. These tax holidays expire from 2006 through 2013, and are subject to certain conditions with which the Company expects to comply. These subsidiaries generated losses in fiscal 2003 and nominal income in fiscal 2002, resulting in no tax benefit and a nominal tax benefit, respectively.

The Company does not provide for taxes which would be payable if undistributed earnings of foreign subsidiaries were remitted because the Company either considers these earnings to be invested for an indefinite period or anticipates that when such earnings are distributed, the U.S. income taxes payable would be substantially offset by foreign tax credits. The aggregate undistributed earnings of the Company's foreign subsidiaries for which a deferred tax liability has not been recorded is approximately $6.3 million as of September 30, 2003.

As of September 30, 2003, the Company has approximately $118 million of state net operating loss carryforwards, which are available to reduce future state tax liabilities. The Company also has federal net operating losses totaling approximately $84 million, of which $31 million will be carried back to offset prior years' taxes and $53 million is available to reduce future federal taxable income. These loss carryforwards expire in varying amounts through 2023.

Cash paid for income taxes in fiscal 2003, 2002 and 2001 was $0.3 million, $5.2 million and $23.4 million, respectively.

6. Shareholders' Equity

In October 2001, pursuant to Board of Directors' approval, the Company announced a common stock buyback program that permits it to acquire up to 1.0 million shares for an amount not to exceed $25.0 million. In October 2002, the Board of Directors increased the share limit to 6.0 million shares. To date, no shares have been repurchased.

During fiscal 2001, the Company issued 3.45 million shares of common stock at an offering price to the public of $50 per share. The Company received net proceeds of approximately $164.3 million after discounts and commissions to the underwriters of approximately $8.2 million. Additional expenses were approximately $0.6 million.

Income tax benefits attributable to stock options exercised are recorded as an increase in additional paid-in capital.

7. Earnings Per Share

The following is a reconciliation of the amounts utilized in the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Years ended September 30,		
	2003	2002	2001
Earnings:			
Income (loss) before cumulative effect of change in accounting for goodwill	$(44,496)	$(4,073)	$ 39,150
Cumulative effect of change in accounting for goodwill, net of income taxes	(23,482)	-	-
Net income (loss)	$(67,978)	$ (4,073)	$ 39,150
Basic weighted average common shares outstanding	42,284	41,895	41,129
Dilutive effect of stock options	-	-	2,101
Diluted weighted average shares outstanding	42,284	41,895	43,230
Basic earnings per share:			
Income (loss) before cumulative effect of change in accounting for goodwill	$ (1.05)	$ (0.10)	$ 0.95
Cumulative effect of change in accounting for goodwill, net of income taxes	(0.56)	-	-
Net income (loss)	$ (1.61)	$ (0.10)	$ 0.95
Diluted earnings per share:			
Income (loss) before cumulative effect of change in accounting for goodwill	$ (1.05)	$ (0.10)	$ 0.91
Cumulative effect of change in accounting for goodwill, net of income taxes	(0.56)	-	-
Net income (loss)	$ (1.61)	$ (0.10)	$ 0.91

For the years ended September 30, 2003, 2002 and 2001, stock options to purchase approximately 3.2 million, 3.0 million and 85,000 shares of common stock, respectively, were outstanding, but were not included in the computation of diluted earnings per share because their effect would be antidilutive.

8. Acquisitions and Mergers

Acquisitions: In January 2002, the Company acquired certain assets of MCMS, Inc. ("MCMS"), an electronics manufacturing services provider, for approximately $42 million in cash. The assets purchased from MCMS include manufacturing operations in Penang, Malaysia; Xiamen, China; and Nampa, Idaho. The Company acquired these assets primarily to provide electronic manufacturing services in Asia and increase its customer base. The Company recorded the acquisition utilizing the accounting principles promulgated by SFAS No.'s 141 and 142. The acquisition did not include any interest-bearing debt, but included the assumption of total liabilities of approximately $7.2 million. Based on a third-party valuation, the purchase price was primarily allocated to accounts receivable, inventory and property, plant and equipment. The results from MCMS' operations are reflected in the Company's financial statements from the date of acquisition. No goodwill resulted from this acquisition. The Company incurred approximately $0.3 million of acquisition costs during fiscal 2002 associated with the acquisition of the MCMS operations. Due to unique aspects of this acquisition, pro forma financial information is not meaningful and is therefore not presented. The factors leading to this determination included the selective MCMS assets acquired by the

Company, the limited assumption of liabilities and the exclusion of certain customer relationships which were formerly significant to MCMS.

On May 23, 2001, the Company acquired Qtron, Inc., ("Qtron") a privately held electronics manufacturing service provider located in San Diego, California. The Company purchased all of the outstanding shares of Qtron for approximately $29.0 million in cash, paid outstanding Qtron notes payable of $3.6 million to Qtron shareholders and assumed liabilities of $47.4 million, including capital lease obligations of $18.8 million for a manufacturing facility. The excess of the cost over the fair value of the net assets acquired of approximately $24 million was recorded as goodwill. In December 2002, the primary customer of the San Diego facility, acquired as part of the Qtron acquisition, provided notice of its intent to transition most of its programs to non-Plexus facilities. As a consequence, the Company closed the San Diego facility during fiscal 2003 (see Notes 1 and 10). The results of Qtron's operations are reflected in the Company's financial statements from the date of acquisition.

Unaudited pro forma revenue, net income, earnings per share-basic and earnings per share-diluted for fiscal 2001 as if Qtron had been acquired at the beginning of the respective period was as follows (in thousands, except per share data):

	Year ended September 30, 2001
Net sales:	
Plexus	$1,046,862
Qtron	74,355
	$1,121,217
Net income (loss):	
Plexus	$ 40,723
Qtron	(3,296)
	$ 37,427
Earnings per share:	
Basic	$ 0.91
Diluted	$ 0.87

The unaudited pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had the acquisitions been made during the periods presented or the future results of the combined operations.

Mergers: On December 21, 2000, the Company merged with e2E Corporation ("e2E"), a privately held printed circuit board design and engineering service provider for electronic OEMs, through the issuance of 462,625 shares of Company common stock. The transaction was accounted for as a pooling-of-interests. Costs associated with this merger in the amount of $1.0 million have been expensed as required. Prior results were not restated, as they would not differ materially from reported results. The net assets of e2E as of the acquisition date have been recorded in the Consolidated Statement of Shareholders' Equity and Comprehensive Income in 2001.

9. Operating Lease Commitments

The Company has a number of operating lease agreements primarily involving manufacturing facilities, manufacturing equipment and computerized design equipment. These leases are non-cancelable and expire on various dates through 2016. Rent expense under all operating leases for fiscal 2003, 2002 and 2001 was approximately $14.1 million, $14.6 million and $10.9 million, respectively. Renewal and purchase options are available on certain of these leases. Rental income from subleases amounted to $1.3 million, $1.0 million and $1.0 million in fiscal 2003, 2002 and 2001, respectively.

Future minimum annual payments on operating leases are as follows (in thousands):

2004	$13,730
2005	12,432
2006	10,578
2007	9,093
2008	6,733
Thereafter	28,570
	$81,136

For certain leased facilities that were abandoned as result of restructuring actions (see Note 10), the Company accrued estimated losses for future remaining lease payments subsequent to abandonment, less any estimated sublease income. The above table of future minimum annual payments on operating leases includes future payments totaling $7.9 million that are reflected as an obligation for lease exit costs as of September 30, 2003 in the accompanying Consolidated Balance Sheets.

10. Restructuring and Impairment Costs

During fiscal 2003, the Company recorded pre-tax restructuring and impairment costs totaling $59.3 million. These costs resulted from the Company's actions taken in response to reductions in its end-market demand. These actions included closing the San Diego and Richmond operating sites, the consolidation of several leased facilities, re-focusing the PCB design group, a write-off of goodwill associated with San Diego, the write-down of underutilized assets to fair value at several locations, and the costs associated with reductions in the work force for manufacturing, engineering and corporate. These measures were intended to align the Company's capabilities and resources with its customer demand.

The Richmond facility was phased out of operations and sold in September 2003. Production was shifted to other Plexus operating sites in the United States and Mexico. The closure of Richmond resulted in a write-down of the building, a write-down of underutilized assets to fair value, and costs relating to the elimination of the facility's work force. Building impairment charges totaled $3.7 million related to the Richmond facility.

The San Diego facility was closed in May 2003. The closure of San Diego resulted in a write-off of goodwill, the write-down of underutilized assets to fair value, and costs relating to the elimination of the facility's work force. Building impairment charges totaled $6.3 million related to the San Diego facility. During fiscal 2003, goodwill impairment for San Diego totaled approximately $20.4 million, of which $14.8 million was impaired as a result of a transitional impairment evaluation under SFAS No. 142 (see Note 1) and $5.6 million was impaired as a result of the Company's decision to close the facility.

Other fiscal year 2003 restructuring actions included the consolidation of several leased facilities, the write-down of underutilized assets to fair value and work force reductions, which primarily affected operating sites such as Juarez; Seattle, Washington ("Seattle"); Neenah, Wisconsin ("Neenah") and the United Kingdom. It also impacted the Company's engineering and corporate organizations. The employee termination and severance costs for fiscal 2003 affected approximately 1,000 employees.

During fiscal 2002, the Company recorded restructuring and impairment costs totaling $12.6 million. These charges resulted from the Company's actions taken in response to reductions in its sales levels and capacity utilization and included a reduction in work force and the write-off of certain underutilized assets to fair value at several locations. The employee termination and severance costs for fiscal 2002 affected approximately 700 employees. The operating site closures included two owned facilities: one located in Neenah (the oldest of the Company's four facilities in Neenah) and the other located in Minneapolis, Minnesota ("Minneapolis"). These facilities were no longer adequate to service the needs of the Company's customers and would have required significant investment to upgrade. The Neenah facility was phased out of operations in February 2003 and is currently used for warehousing and administrative purposes. The Minneapolis facility was phased out of operation in July 2002 and sold in October 2002. There were no building impairment charges associated with the closure of these two facilities. Certain lease consolidations also occurred in fiscal 2002, which primarily affected the Company's facilities in Seattle and San Diego.

During fiscal 2001, the Company recorded restructuring and impairment costs totaling $1.9 million. These charges resulted from the Company's actions taken in response to reductions in its sales levels and capacity utilization and primarily included a reduction in work force and the write-off of certain underutilized assets to fair value at several locations. The fiscal 2001 employee termination and severance costs provided for the elimination of approximately 50 employees.

	Employee Termination and Severance Costs	Lease Obligations and Other Exit Costs	Non-cash Asset Write-downs	Total
Accrued balance, October 1, 2000	$ -	$ -	$ -	$ -
Restructuring costs	642	102	1,182	1,926
Adjustment to provisions	-	-	-	-
Amounts utilized	(563)	(102)	(1,182)	(1,847)
Accrued balance, September 30, 2001	79	-	-	79
Restructuring costs	3,819	3,872	4,890	12,581
Adjustment to provisions	-	-	-	-
Amount utilized	(3,358)	(915)	(4,890)	(9,163)
Accrued balance, September 30, 2002	540	2,957	-	3,497
Restructuring costs	10,358	10,940	38,696	59,994
Adjustment to provisions	-	-	(650)	(650)
Amount utilized	(7,993)	(6,005)	(38,046)	(52,044)
Accrued balance September 30, 2003	$ 2,905	$ 7,892	$ -	$ 10,797

In fiscal 2003, asset write-downs in the above table include $5.6 million of goodwill impairment. As of September 30, 2003, most of the remaining employee termination and severance costs are expected to be paid by the end of fiscal 2004, while approximately $3.5 million of the lease obligations and other exit costs are expected to be paid in the next twelve months. The remaining liability for lease payments is expected to be paid through June 2008.

11. Benefit Plans

Employee Stock Purchase Plan: On March 1, 2000, the Company established a qualified Employee Stock Purchase Plan ("ESPP"), the terms of which allow for qualified employees to participate in the purchase of the Company's common stock at a price equal to the lower of 85 percent of the average high and low stock price at the beginning or end of each semi-annual stock purchase period. The Company may issue up to 2.0 million shares of its common stock under the ESPP. During fiscal 2003, 2002 and 2001, the Company issued approximately 253,000, 132,000 and 95,000 shares of common stock, respectively, under the ESPP, which were issued for $1.9 million, $2.4 million, and $2.5 million, respectively.

401(k) Savings Plans: The Company's 401(k) savings plans cover all eligible employees. The Company matches employee contributions, after one year of service, up to 2.5 percent of eligible earnings. The Company's contributions for fiscal 2003, 2002 and 2001 totaled $2.3 million, $2.2 million and $2.1 million, respectively.

Stock Option Plans: The Company has reserved 12.0 million shares of common stock for grant to officers and key employees under an employee stock option plan, of which options for 11.1 million shares have been granted. The exercise price of each option granted must not be less than the fair market value on the date of grant. Options vest over a three-year period from date of grant and have a term of ten years. The plan also authorizes the Company to grant 600,000 stock appreciation rights (in lieu of options for 600,000 shares), none of which have been granted.

Under a separate stock option plan, each outside director of the Company is granted 3,000 stock options each December 1, with the option pricing similar to the employee plan. Commencing in fiscal 2004, to reflect an adjustment for a prior stock split, each outside director of the Company will be granted 6,000 stock options each December 1. These options vest immediately and can be exercised after a minimum six-month holding period. The 400,000 shares of common stock authorized under this plan may come from any combination of authorized but unissued shares, treasury stock or the open market. As of September 30, 2003, approximately 145,000 shares have been granted under this plan.

A summary of the stock option activity follows:

	Shares (in thousands)	Weighted Average Exercise Price
Options outstanding as of October 1, 2000	4,050	$ 15.03
Granted	659	24.44
Cancelled	(117)	27.59
Exercised	(721)	5.41
Options outstanding as of September 30, 2001	3,871	18.04
Granted	915	25.23
Cancelled	(163)	29.43
Exercised	(141)	9.01
Options outstanding as of September 30, 2002	4,482	19.40
Granted	1,145	10.87
Cancelled	(391)	23.74
Exercised	(324)	5.46
Options outstanding as of September 30, 2003	4,912	$ 17.99
Options exercisable as of:		
September 30, 2001	2,364	$ 12.20
September 30, 2002	2,954	$ 15.55
September 30, 2003	3,131	$ 18.97

The following table summarizes outstanding stock option information as of September 30, 2003 (shares in thousands):

Range of Exercise Prices	Number of shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of shares Exercisable	Weighted Average Exercise Price
$ 0.63 - $ 7.86	745	$ 5.07	3.0	745	$ 5.07
$ 7.87 - $15.71	2,123	$12.03	7.4	1,010	$13.19
$15.72 - $23.57	515	$23.20	7.0	365	$23.09
$23.58 - $31.43	794	$25.51	8.3	280	$25.61
$31.44 - $47.14	714	$35.78	6.2	710	$35.78
$47.15 - $70.71	22	$60.26	6.7	21	$60.26
$0.63 - $70.71	**4,913**	**$17.99**	**6.7**	**3,131**	**$18.97**

The weighted average fair value of options granted per share during fiscal 2003, 2002 and 2001 is $7.46, $15.55 and $16.00, respectively. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing method with the following assumption ranges: 75 percent to 85 percent volatility, risk-free interest rates ranging from 2.6 percent to 4.3 percent, expected option life of 5.1 to 9.2 years, and no expected dividends.

Deferred Compensation Plan: In September 1996, the Company entered into agreements with certain of its former executive officers under a nonqualified deferred compensation plan. Under the plan, the Company agreed to pay to these former executives, or their designated beneficiaries upon such executives' death, certain amounts annually for the first 15 years subsequent to their retirement. Life insurance contracts owned by the Company will fund this plan. Expense for this plan totaled approximately $0.4 million, $1.8 million and $0.7 million in fiscal 2003, 2002, and 2001, respectively.

In fiscal 2000, the Company established an additional deferred compensation plan for its executive officers and other key employees (the "Executive Deferred Compensation Plan"). Under the Executive Deferred Compensation Plan, a covered executive may elect to defer some or all of his or her compensation into the plan, and the Company may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any earnings, which may be credited thereon upon termination or retirement from Plexus.

From fiscal 2000 through fiscal 2002, key employee salary deferrals in and discretionary contributions of the Company to the Executive Deferred Compensation Plan were effected through a split-dollar life insurance program, whereby Plexus entered into split-dollar life insurance agreements with various executive officers and key employees. Under these agreements, Plexus paid a minimum annual premium of $13,500 per policy, and such additional premiums as it determined. Upon the death of the covered employee, Plexus had an interest in the proceeds of the policy equal to the premiums paid. No premium payments were made by the Company in fiscal 2003. Premium payments made by the Company totaled approximately $0.1 million and $0.1 million in fiscal 2002 and 2001, respectively.

In fiscal 2003, due to changes in law, Plexus terminated the split-dollar life insurance program and replaced it with a rabbi trust arrangement (the "Trust"). The Trust allows investment of deferred compensation, held on behalf of the participants, into individual accounts and, within these accounts, into one or more designated investments. Investment choices do not include Plexus stock. During fiscal 2003, the cash value proceeds that were received upon the surrender of the split-dollar life insurance policies attributable to each plan participant totaled approximately $0.4 million and were placed into the Trust. During fiscal 2003, the Company made a contribution to the participants' accounts in the amount of $13,500 per participant or approximately $0.1 million in total. Trust assets are subject to the claims of the Company's creditors. As of September 30, 2003, Trust assets and the related liability to the participants totaled approximately $0.7 million and $0.7 million, respectively. Trust assets and the related liability to the participants are included in Other assets and Other liabilities, respectively, in the accompanying Consolidated Balance Sheets.

Other: The Company is not obligated to provide any post-retirement medical or life insurance benefits to employees.

12. Contingencies

The Company (along with many other companies) has been sued by the Lemelson Medical, Education & Research Foundation Limited Partnership ("Lemelson") related to alleged possible infringement of certain Lemelson patents. The complaint, which is one of a series of complaints by Lemelson against hundreds of companies, seeks injunctive relief, treble damages (amount unspecified) and attorney's fees. The Company has obtained a stay of action pending developments in other related litigation. Based on information received from a party to that other litigation, we do not believe that it is likely that a decision will be rendered in the other litigation before spring 2004. The Company believes the vendors from whom the patent equipment was purchased may be required to contractually indemnify the Company. However, based upon the Company's observation of the plaintiff's actions in other parallel cases, it appears that the primary objective of the plaintiff is to cause defendants to enter into license agreements. If a judgment is rendered and/or a license fee required, it is the opinion of management of the Company that such judgment or fee would not be material to the Company's financial position, results of operations or cash flows.

In addition, the Company is party to other certain lawsuits in the ordinary course of business. Management does not believe that these proceedings, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

13. Business Segment, Geographic Information and Major Customers

The Company operates in one business segment. The Company provides product realization services to electronic OEMs. The Company has three reportable geographic regions: North America, Europe and Asia. The Company has 19 active manufacturing and engineering facilities in North America, Europe and Asia to serve these OEMs. The Company uses an internal management reporting system, which provides important financial data, to evaluate performance and allocate the Company's resources on a geographic basis. Interregional transactions are generally recorded at amounts that approximate arm's length transactions. Certain corporate expenses are allocated to these regions and are included for performance evaluation. The accounting policies for the regions are the same as for the Company taken as a whole. Geographic net sales information reflects the origin of the product shipped. Asset information is based on the physical location of the asset.

		Years ended September 30,		
Net sales:		2003	2002	2001
			(in thousands)	
	North America	$704,057	$ 783,660	$ 972,363
	Europe	62,522	78,826	89,941
	Asia	41,258	21,117	-
		$807,837	$ 883,603	$1,062,304

		As of September 30,	
Long-lived assets:		2003	2002
	North America	$127,405	$ 199,478
	Europe	34,251	35,796
	Asia	8,094	6,505
		$169,750	$241,779

Siemens Medical Systems, Inc. accounted for 12 percent of net sales in fiscal 2003. No customer accounted for 10 percent or more of net sales in fiscal 2002 and 2001. Accounts receivable related to Juniper Networks, Inc. and Motorola, Inc. represented approximately 12 percent and 10 percent, respectively, of the Company's total accounts receivable balance as of September 30, 2003. No customer represented ten percent or more of the Company's total trade receivable balance as of September 30, 2002.

14. Guarantees

In November 2002, Financial Accounting Standards Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN No. 45 requires a Company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and to elaborate on existing disclosure requirements. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 were effective in the Company's first quarter of fiscal 2003. Adoption of the initial recognition provisions of FIN No. 45 did not have a material impact on these Consolidated Financial Statements.

The Company offered certain indemnifications under its asset securitization facility and customer manufacturing agreements. Under the Company's asset securitization facility agreement (see Note 4), which expired in September 2003, the Company is required to provide indemnifications typical of those found in transactions of this sort, such as upon a breach of the Company's representations and warranties in the facility agreement, or upon the Company's failure to perform its obligations under such agreement, or in the event of litigation concerning the agreement. The asset securitization agreement also includes an obligation by the Company to indemnify participating financial institutions if regulatory changes result in either reductions in their return on capital or increases in the costs of performing their obligations under the funding arrangements. The Company is unable to estimate the maximum potential amount of future payments under this indemnification due to the uncertainties inherent in predicting potential regulatory change. Moreover, although the Company's indemnification obligation survived the termination of this facility in September 2003, the Company believes that it is unlikely to have any on-going indemnification obligations because the Company will not be engaged in further asset securitization transactions after such date; the Company also has no reasonable basis to believe that any unasserted indemnification obligations exist as of the date hereof.

In the normal course of business, the Company may from time to time be obligated to indemnify its customers or its customers' customers against damages or liabilities arising out of the Company's negligence, breach of contract, or infringement of third party intellectual property rights relating to its manufacturing processes. Certain of the manufacturing agreements have extended broader indemnification and while most agreements have contractual limits, some do not. However, the Company generally excludes from such indemnities, and seeks indemnification from its customers for, damages or liabilities arising out of the Company's adherence to customers' specifications or designs or use of materials furnished, or directed to be used, by its customers. The Company does not believe its obligations under such indemnities are material.

In the normal course of business, the Company also provides its customers a limited warranty covering workmanship, and in some cases materials, on products manufactured by the Company for them. Such warranty generally provides that products will be free from defects in the Company's workmanship and meet mutually agreed upon testing criteria for periods ranging from 12 months to 24 months. If a product fails to comply with the Company's warranty, the Company's obligation is generally limited to correcting, at its expense, any defect by repairing or replacing such defective product. The Company's warranty excludes defects resulting from faulty customer-supplied components, design defects or damage caused by any party other than the Company.

The Company provides for an estimate of costs that may be incurred under its limited warranty at the time product revenue is recognized. These costs primarily include labor and materials, as necessary, associated with repair or replacement. The primary factors that affect the Company's warranty liability include the number of shipped units and historical and anticipated rates of warranty claims. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Below is a table summarizing the warranty activity for fiscal 2003 (in thousands):

Limited warranty liability, as of October 1, 2002	$ 1,246
Accruals for warranties issued during the period	150
Accruals related to pre-existing warranties	(20)
Settlements (in cash or in kind) during the period	(391)
Limited warranty liability, as of September 30, 2003	$ 985

15. Subsequent Event

On October 22, 2003, the Company entered into a secured revolving credit facility (the "Secured Credit Facility") with a group of banks that allows the Company to borrow up to $100 million. Borrowings under the Secured Credit Facility will be either through revolving or swing loans or letters of credit obligations. The Secured Credit Facility is secured by substantially all of the Company's domestic working capital assets and a pledge of 65 percent of the stock of the Company's foreign subsidiaries. Interest on borrowings varies with usage and begins at the Prime rate, as defined, or the LIBOR rate plus 1.5 percent. The Company is also required to pay an annual commitment fee of 0.5 percent of the unused credit commitment, a maximum of $0.5 million per year. The Secured Credit Facility matures on October 22, 2006 and requires certain financial covenants. These covenants include a maximum total leverage ratio, a minimum domestic cash or marketable securities balance, a minimum tangible net worth and a minimum adjusted EBITDA, as defined in the agreement.

16. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2003 and 2002 consists of (in thousands, except per share amounts):

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 205,379	$ 190,773	$ 195,609	$ 216,076	$ 807,837
Gross profit	15,540	9,623	11,829	15,973	52,965
Loss before cumulative effect of change in accounting for goodwill	(20,832)	(5,044)	(14,747)	(3,873)	(44,496)
Cumulative effect of change in accounting for goodwill, net of tax	(23,482)	-	-	-	(23,482)
Net loss	(44,314)	(5,044)	(14,747)	(3,873)	(67,978)
Earnings per share:					
Basic:					
Loss before cumulative effect of change in accounting for goodwill	$ (0.49)	$ (0.12)	$ (0.35)	$ (0.09)	$ (1.05)
Cumulative effect of change in accounting for goodwill, net of tax	(0.56)	-	-	-	(0.56)
Net loss	$ (1.05)	$ (0.12)	$ (0.35)	$ (0.09)	$ (1.61)
Diluted:					
Loss before cumulative effect of change in accounting for goodwill	$ (0.49)	$ (0.12)	$ (0.35)	$ (0.09)	$ (1.05)
Cumulative effect of change in accounting for goodwill, net of tax	(0.56)	-	-	-	(0.56)
Net loss	$ (1.05)	$ (0.12)	$ (0.35)	$ (0.09)	$ (1.61)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 200,218	$ 231,162	$ 234,749	$ 217,475	$ 883,603
Gross profit	15,471	20,471	23,077	22,301	81,320
Net income (loss)	(2,023)	(2,154)	656	(552)	(4,073)
Earnings per share:					
Basic	$ (0.05)	$ (0.05)	$ 0.02	$ (0.01)	$ (0.10)
Diluted	$ (0.05)	$ (0.05)	$ 0.02	$ (0.01)	$ (0.10)

Earnings per share is computed independently for each quarter. The annual total amounts may not equal the sum of the quarterly amounts due to rounding.

In the first, third and fourth quarters of fiscal 2003, the Company recorded pre-tax restructuring and impairment costs of $31.8 million, $19.6 million and $7.9 million, respectively. These costs resulted from our actions taken in response to reductions in our end-market demand. These actions included closing our San Diego and Richmond operating sites, the consolidation of several leased facilities, re-focusing our PCB design group, a write-off of goodwill associated with the San Diego operating site, the write-down of underutilized assets to fair value at several locations, and the costs associated with a reduction in work force in several operating sites, engineering and corporate groups. These measures were intended to align the Company's capabilities and resources with its lower demand.

In addition, the Company adopted SFAS No. 142 for the accounting of goodwill and other intangible assets on October 1, 2002. Under the transitional provisions of SFAS No. 142, the Company identified reporting units with goodwill, performed impairment tests on the net goodwill and other indefinite-lived intangible assets associated with each reporting unit using a valuation date as of October 1, 2002, and determined that a pre-tax transitional impairment charge of $28.2 million was required at the San Diego and Juarez operating sites. The impairment charge was recorded in the first quarter of fiscal 2003 as a cumulative effect of a change in accounting for goodwill.

In the first, second, third and fourth fiscal quarters of 2002, the Company recorded pre-tax restructuring and impairment costs of $2.8 million, $4.7 million, $2.7 million and $2.4 million, respectively. These charges were taken in response to the reduction in the Company's sales levels and reduced capacity utilization. The Company evaluated its cost structure compared to anticipated sales levels and determined that reductions of its work force, consolidation of certain leased facilities, write-downs of certain underutilized assets to fair value and facility closures were necessary to reduce costs to more appropriate levels in line with current and expected customer demand. In addition, the Company incurred approximately $0.3 million of acquisition costs associated with the acquisition of the MCMS operations in the second fiscal quarter of 2002.

* * * * *

Plexus Corp. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

For the years ended September 30, 2003, 2002 and 2001
(in thousands)

Descriptions	Balance at beginning of period	Additions from mergers/ acquisitions	Additions charged to costs and expenses	Deductions	Balance at end of period
Fiscal Year 2003:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 4,200	$ -	$ 438	$ 538	$ 4,100
Inventory reserves (deducted from the asset to which it relates)	17,761	-	7,017	8,495	16,283
	$ 21,961	$ -	$ 7,455	$ 9,033	$ 20,383
Fiscal Year 2002:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 6,500	$ 51	$ 2,994	$ 5,345	$ 4,200
Inventory reserves (deducted from the asset to which it relates)	16,469	203	16,746	15,657	17,761
	$ 22,969	$ 254	$ 19,740	$ 21,002	$ 21,961
Fiscal Year 2001:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 1,522	$ 329	$ 5,688	$ 1,039	$ 6,500
Inventory reserves (deducted from the asset to which it relates)	9,406	2,815	12,334	8,086	16,469
	$ 10,928	$ 3,144	$ 18,022	$ 9,125	$ 22,969

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: PLEXUS CORP. (Registrant)

/s/ Dean A. Foate
Dean A. Foate, President and Chief Executive Officer

December 15, 2003

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dean A. Foate, F. Gordon Bitter and Joseph D. Kaufman, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Security Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.*

SIGNATURE AND TITLE

/s/ Dean A. Foate Dean A. Foate, President, Chief Executive Officer, and Director (Principal Executive Officer)	/s/ Steven P. Cortinovis Steven P. Cortinovis, Director
/s/ F. Gordon Bitter F. Gordon Bitter, Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ David J. Drury David J. Drury, Director
/s/ Simon J. Painter Simon J. Painter, Corporate Controller (Principal Accounting Officer)	/s/ Thomas J. Prosser Thomas J. Prosser, Director
/s/ John L. Nussbaum John L. Nussbaum, Chairman and Director	/s/ Dr. Charles M. Strother Dr. Charles M. Strother, Director
	/s/ Jan K. Ver Hagen Jan K. Ver Hagen, Director

* Each of the above signatures is affixed as of December 15, 2003.

EXHIBIT INDEX
PLEXUS CORP.
10-K for Year Ended September 30, 2003

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
3(i)	Restated Articles of Incorporation of Plexus Corp., as amended through March 13, 2001	Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended March 31, 2001 ("3/31/01")	
3(ii)	Bylaws of Plexus Corp., as amended through March 7, 2001	Exhibit 3(ii) to the 3/31/01 10-Q	
4.1	Restated Articles of Incorporation of Plexus Corp.	Exhibit 3(i) above	
4.2	(a) Amended and Restated Shareholder Rights Agreement, dated as of August 13, 1998, (as amended through November 14, 2000) between Plexus and Firstar Bank, N.A. (n/k/a US Bank, N.A.) as Rights Agent, including form of Rights Certificates	Exhibit 1 to Plexus' Form 8-A/A filed on December 6, 2000	
	(b) Agreement of Substitution and First Amendment to the Amended and Restated Shareholder Rights Agreement dated as of December 5, 2002	Exhibit 4.2 (b) to Plexus' Annual Report on Form 10-K for the fiscal year ended September 30, 2002	
10.1	(a) Supplemental Executive Retirement Agreements with John Nussbaum dated as of September 19, 1996**:	Exhibit 10.1 (b) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 1996	
	(b) First Amendment Agreement to Supplemental Retirement Agreement between Plexus and John Nussbaum, dated as of September 1, 1999	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended December 31, 2000	
10.2	Forms of Change of Control Agreements dated October 1, 2003 with **		
	(a) Dean A. Foate Thomas B. Sabol F. Gordon Bitter David A. Clark Thomas J. Czajkowski Paul L. Ehlers Joseph D. Kaufman Michael J. McGuire J. Robert Kronser David H. Rust Michael T. Verstegen		X

	(b) George W.F. Setton Simon J. Painter		X
10.3	Plexus Corp. 1998 Option Plan**	Exhibit A to the Registrant's definitive proxy statement for its 1998 Annual Meeting of Shareholders	
10.4	Plexus Corp. 1995 Directors' Stock Option Plan**	Exhibit 10.10 to 1994 10-K	
10.5	(a) Credit Agreement dates as of October 25, 2000, among Plexus, certain Plexus subsidiaries and various signatory lending institutions whose agents are ABN Amro Bank N.V., Firstar Bank, N.A. (n/k/a US Bank, N.A.) and Bank One, N.A.	Exhibit 10.6(a) to Plexus' Annual Report on Form 10-K for the fiscal year ended September 30, 2000 ("2000 10-K")	
	(b) Exhibits thereto	Exhibit 10.6(b) to 2000 10-K	
	(c) First Agreement to Credit Agreement and Waiver dated as of May 13, 2002	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended March 31, 2002	
	(d) Notice of Plexus dated November 9, 2002, reducing credit line.	Exhibit 10.4 (d) to 2002 10-K	
	(e) Notice of Plexus dated December 26, 2002 eliminating credit line	Exhibit 10.1 to 12/31/02 10-Q	

Note: All agreements included in Exhibit 10.5 are now terminated.

10.6	(a) Credit Agreement dated as of October 22, 2003 among Plexus, certain Plexus subsidiaries and various lending institutions whose Administrative Agent is Harris Trust and Savings Bank		X
	(b) First Amendment and Waiver to Credit Agreement dated as of October 31, 2003		X
10.7	(a) Lease Agreement between Neenah (WI) QRS 11-31, Inc. ("QRS: 11-31") and EAC, dated August 11, 1994	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the year ended September 30, 1994 ("1994 10-K")	
	(b) Guaranty and Suretyship Agreement between Plexus Corp. and QRS: 11-31 dated August 11, 1994, together with related Guarantor's Certificate of Plexus Corp.	Exhibit 10.8(c) to 1994 10-K	
10.8	(a) Plexus Corp. 1998 Management Incentive Compensation Plan** (no longer in effect)	Plexus' Annual Report n Form 10-K for the fiscal year ended September 30, 1997	

	(b) Plexus Corp. 2004 Incentive Compensation Plan- Executive Leadership Team **		X
10.9	Promissory Note from Thomas B. Sabol dated March 13, 2000 (repaid)	Exhibit 10.1 to Plexus' Report on Form 10-Q for the quarter ended March 31, 2000	
10.10(a)	(a) Amended and Restated Receivables Sale Agreement, dated July 1, 2001, between Plexus Services Corp. and Plexus ABS, Inc.	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 ("6/30/01 10-Q")	
	(b) First Amendment to amended and Restated Receivables Sale Agreement, dated June 28, 2002, between Plexus Services Corp. and Plexus ABS, Inc.	Exhibit 10.1 to Plexus' Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 ("6/30/02 10-Q")	
10.11	(a) Receivables Purchase Agreement dated as of October 6, 2000, among Plexus, Preferred Receivables Funding Corporation and Bank One, NA	Exhibit 10.10(a) to 2000 10-K	
	(b) First Amendment to Receivables Purchase Agreement, dated July 1, 2001	Exhibit 10.2 to Plexus' 6/30/01 10-Q	
	(c) Second Amendment to Receivables Purchase Agreement, dated October 3, 2001	Exhibit 10.2(a) to 6/30/02 10-Q	
	(d) Limited Waiver and Third Amendment to Receivables Purchase Agreement, dated April 25, 2002	Exhibit 10.2(b) to 6/30/02 10-Q	
	(e) Fourth Amendment to Receivables Purchase Agreement, dated June 28, 2002	Exhibit 10.2(c) to 6/30/02 10-Q	
	(f) Fifth Amendment to Receivables Purchase Agreement, dated September 30, 2002	Exhibit 10.2(f) to 2002 10-K	
	(g) Limited Waiver and Sixth Amendment to Receivables Purchase Agreement, dated December 4, 2002	Exhibit 10.2(g) to 2002 10-K	
	(h) Limited Waiver and Seventh Amendment to Receivables Purchase Agreement, dated January 28, 2003	Exhibit 10.2 to 12/31/02 10-Q.	
	(i) Limited Waiver and Seventh Amendment to Receivables Purchase Agreement, dated January 28, 2003	Exhibit 10.4 to Plexus' Quarterly Report on Form 10-Q for the quarter ended December 31, 2002	

Note: All agreements included in Exhibit 10.10 and 10.11 were terminated in September 2003

10.12	Plexus Corp. Executive Deferred Compensation Plan**	Exhibit 10.17 to 2000 10-K	
10.13	Form of Split Dollar Life Insurance Agreements between Plexus and each of:** Thomas B. Sabol Dean A. Foate J. Robert Kronser Joseph D. Kaufman Paul L. Ehlers Michael T. Verstegen David A. Clark	Exhibit 10.18 to 2000 10-K	
10.14	Plexus Corp Executive Deferred Compensation Plan Trust dated April 1, 2003 between Plexus Corp. and Bankers Trust Company**		X
10.15	(a) Employment Agreement dated as of July 1, 2002, between Plexus Corp. and Dean A. Foate** [superceded]	Exhibit 10.3 to the 6/30/02 10-Q	
	(b) Amended and Restated Employment Agreement dated as of September 1, 2003 between Plexus Corp and Dean A. Foate **		X
10.16	Employment Agreement, dated as of July 1, 2002, by and between Plexus Corp. and Thomas B. Sabol **	Exhibit 10.4 to the 6/30/02 10-Q	
21	List of Subsidiaries		X
23	Consent of PricewaterhouseCoopers LLP		X
24	Power of Attorney		(Signature Page Hereto)
31.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002		X
31.2	Certification of Chief Financial Officer pursuant to section 302 (a) of the Sarbanes-Oxley Act of 2002		X
32.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

32.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

**Designates management compensatory plans or agreements.

Product Realization

Product Realization services are the comprehensive value-chain solutions that Plexus offers to support a customer's product through its life cycle from conceptual design, test development and new product introduction to comprehensive manufacturing and sustaining services. Each component of Product Realization is focused on the goal of delivering quality products, while helping customers reduce time-to-market and total cost.

roduct Realization services include product concept development, specification, comprehensive esign capabilities (digital, analog, wireless, ASIC, industrial, mechanical, software, firmware, erification, validation), test, prototyping, new product introduction, supply-chain solutions, nanufacturing (printed circuit board assembly, higher-level assembly, system build, build-to-order, onfigure-to-order, direct ship), fulfillment, service, repair and installation.

CIRCUITS ASSEMBLY'S SERVICE EXCELLENCE AWARDS 2003



Patientline Bedside Unit

The unit gives nursing and medical staff secure access to accurate and updated patient records, as well as giving patients a personal telephone, television, radio, Internet and e-mail at their bedside.

- Plexus provides product development, new product introduction, testing, manufacturing, and sustaining services, which include installation, logistics and repairs.
- Patientline and Plexus utilize a flexible manufacturing and fulfillment process that involves production in the United Kingdom and Malaysia.
- Plexus has worked with Patientline to install the system in over 100 hospitals across the United Kingdom.
- As a result of the Plexus global supply-chain solution, the total cost of the program was significantly reduced.

Agile, Flexible Manufacturing Solutions

Manufacturing at Plexus means much more than just circuit board assembly. We view manufacturing services as a strategic part of our customers' value-chain, providing materials procurement and management, full system build, global fulfillment and even product installation.

Plexus has developed an agile, responsive model that creates a competitive advantage for our customers in their dynamic markets. Unique Focus Factories and Customer Focused Teams provide the right solution for even the most complex manufacturing and fulfillment requirements. Common processes and equipment ensure quality and agility, with dedicated customer teams driving flexibility and responsiveness to customer demand.

Focus Factory: A "factory in a factory" manufacturing strategy. An optimized, cost-effective and scalable solution enabling operational excellence. Purpose-built with standardized technology building blocks and validated processes.

Customer Focused Team: A dedicated, cross-functional team empowered to manage fulfillment and drive continuous improvement toward our goal of flawless execution (perfect products, on time, every time, everywhere) at the lowest possible total cost.

Investor Information

Direct all inquiries for investor relations information, including copies of the Company's Form 10-K and other reports filed with the SEC to:

Investor Relations

Plexus Corp.
55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
920-969-6160
kristian.talvitie@plexus.com
www.plexus.com

For common stock market information, see Item 5 in the Form 10-K. The Form 10-K is an integral part of this Annual Report.

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
1-800-937-5449

Auditors

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

Annual Meeting

February 11, 2004; 10:00am
Performing Arts Center
KC Theater
400 West College Avenue
Appleton, Wisconsin

Board of Directors

John L. Nussbaum – Chairman of the Board, Previously CEO of Plexus Corp.

Dean A. Foate – President and Chief Executive Officer

Thomas J. Prosser – Chairman of the Board, Menasha Corporation

David J. Drury – President, Poblocki & Sons, LLC

Jan K. Ver Hagen – Previously Senior Vice President of Corporate Projects, Emerson Electric Company

Charles M. Strother, M.D. – Professor at Baylor College of Medicine

Stephen P. Cortinovis – Partner, Bridley Capital Partners Limited

We would like to extend our appreciation to Harold Miller, who was a founding member of the Plexus Board of Directors. Harold retired as a board member in February 2003 after more than two decades of service; his dedication and support will be missed.

–John Nussbaum, Chairman of the Board

Officers

Dean A. Foate –
President and Chief Executive Officer and Director

F. Gordon Bitter –
Vice President and Chief Financial Officer

J. Robert Kronser –
Executive Vice President and Chief Technology and Strategy Officer

Joseph D. Kaufman –
Senior Vice President, Secretary and Chief Legal Officer

Paul L. Ehlers –
Senior Vice President, and President of Plexus Electronic Assembly

Michael T. Verstegen –
Vice President, and President of Plexus Technology Group

Michael J. McGuire –
Vice President, Worldwide Sales and Marketing

David A. Clark –
Vice President, and Vice President Materials of Plexus Electronic Assembly

Thomas J. Czajkowski –
Vice President and Chief Information Officer

David H. Rust –
Vice President, Human Resources

Simon J. Painter –
Corporate Controller and Chief Accounting Officer

George W. F. Setton –
Corporate Treasurer and Chief Treasury Officer

PLEXUS®
The Product Realization Company